SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2021 to 09/30/2021	8
01/01/2020 to 09/30/2020	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet – Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
01/01/2021 to 09/30/2021	17
01/01/2020 to 09/30/2020	18
Statement of Value Added	19
Notes to the quarterly financial information	20
Reports and Statements
Unqualified Independent Auditors’ Review Report	77
Officers Statement on the Financial Statements	78
Officers Statement on Auditor’s Report	80

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Company Information / Capital Breakdown

Number of Shares (Units)	Current quarter 09/30/2021
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	7,409,500
Preferred	0
Total	7,409,500
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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 09/30/2021	Previous Year 12/31/2020
1	Total Assets	57,759,188	53,196,550
1.01	Current assets	15,550,550	14,879,594
1.01.01	Cash and cash equivalents	1,570,810	4,647,125
1.01.02	Financial investments	2,976,607	3,780,891
1.01.02.01	Financial investments measured a fair value through profit or loss	2,565,009	3,305,109
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	2,565,009	3,305,109
1.01.02.03	Financial investments at amortized cost	411,598	475,782
1.01.03	Trade receivables	3,260,212	1,549,703
1.01.03.01	Clients	3,260,212	1,549,703
1.01.04	Inventory	6,447,858	3,014,446
1.01.06	Recoverable taxes	839,058	1,381,853
1.01.06.01	Current recoverable taxes	839,058	1,381,853
1.01.08	Other current assets	456,005	505,576
1.01.08.03	Others	456,005	505,576
1.01.08.03.02	Prepaid expenses	169,658	94,782
1.01.08.03.03	Dividends and interest on equity	193,685	329,413
1.01.08.03.04	Others	92,662	81,381
1.02	Non-current assets	42,208,638	38,316,956
1.02.01	Long-term assets	8,809,719	8,406,417
1.02.01.03	Financial investments at amortized cost	126,631	123,409
1.02.01.07	Deferred taxes assets	3,811,407	3,799,707
1.02.01.10	Other non-current assets	4,871,681	4,483,301
1.02.01.10.03	Recoverable taxes	711,985	738,431
1.02.01.10.04	Judicial deposits	231,422	221,016
1.02.01.10.05	Prepaid expenses	75,938	99,834
1.02.01.10.06	Receivable from related parties	2,313,537	1,907,877
1.02.01.10.07	Others	1,538,799	1,516,143
1.02.02	Investments	26,097,557	19,546,493
1.02.02.01	Equity interest	25,954,377	19,401,494
1.02.02.02	Investment Property	143,180	144,999
1.02.03	Property, plant and equipment	7,249,167	10,315,724
1.02.03.01	Property, plant and equipment in operation	6,518,713	8,598,597
1.02.03.02	Right of use in leases	17,043	64,659
1.02.03.03	Property, plant and equipment in progress	713,411	1,652,468
1.02.04	Intangible assets	52,195	48,322
1.02.04.01	Intangible assets	52,195	48,322

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 09/30/2021	Previous Year 12/31/2020
2	Total Liabilities	57,759,188	53,196,550
2.01	Current liabilities	13,645,117	10,756,084
2.01.01	Payroll and related taxes	191,109	138,761
2.01.02	Trade payables	4,321,763	4,133,089
2.01.03	Tax payables	678,678	289,095
2.01.04	Borrowings and financing	3,661,676	3,858,493
2.01.05	Other payables	4,752,960	2,302,188
2.01.05.02	Others	4,752,960	2,302,188
2.01.05.02.04	Dividends and interests on shareholder´s equity	2,534	901,983
2.01.05.02.05	Advances from clients	137,880	196,595
2.01.05.02.06	Trade payables – Drawee risk	3,459,394	623,861
2.01.05.02.07	Lease liabilities	7,300	26,546
2.01.05.02.08	Other payables	1,145,852	553,203
2.01.06	Provisions	38,931	34,458
2.01.06.01	Provision for tax, social security, labor and civil risks	38,931	34,458
2.02	Non-current liabilities	23,919,256	32,527,015
2.02.01	Borrowings and financing	15,279,979	24,423,753
2.02.02	Other payables	322,170	771,292
2.02.02.02	Others	322,170	771,292
2.02.02.02.03	Lease liabilities	11,686	40,561
2.02.02.02.04	Derivative financial instruments	99,012	97,535
2.02.02.02.05	Trade payables	54,702	376,753
2.02.02.02.06	Other payables	156,770	256,443
2.02.04	Provisions	8,317,107	7,331,970
2.02.04.01	Provision for tax, social security, labor and civil risks	335,652	401,157
2.02.04.02	Other provisions	7,981,455	6,930,813
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	193,447	229,524
2.02.04.02.04	Pension and healthcare plan	758,426	758,426
2.02.04.02.05	Provision for losses on investments	7,029,582	5,942,863
2.03	Shareholders’ equity	20,194,815	9,913,451
2.03.01	Paid-up capital	6,040,000	6,040,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	5,824,350	5,824,350
2.03.04.01	Legal reserve	468,291	468,291
2.03.04.02	Statutory reserve	5,414,323	5,414,323
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated earnings (losses)	9,605,323	-
2.03.08	Other comprehensive income	(1,307,578)	(1,983,619)

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Parent Company Financial Statements / Statement of Income
(R$ thousand)
Code	Description	Current Quarter 07/01/2021 to 09/30/2021	Year to date 01/01/2021 to 09/30/2021	Same quarter previous year 07/01/2020 to 09/30/2020	YTD previous year 01/01/2020 to 09/30/2020
3.01	Revenues from sale of goods and rendering of services	6,873,294	18,524,592	3,998,497	9,879,817
3.02	Costs from sale of goods and rendering of services	(4,176,175)	(11,910,176)	(3,387,750)	(8,689,585)
3.03	Gross profit	2,697,119	6,614,416	610,747	1,190,232
3.04	Operating (expenses)/income	(312,976)	5,334,820	218,586	(1,679,782)
3.04.01	Selling expenses	(210,412)	(517,200)	(175,430)	(501,592)
3.04.02	General and administrative expenses	(54,251)	(171,726)	(52,898)	(164,022)
3.04.04	Other operating income	(14,452)	2,650,650	13,950	378,777
3.04.05	Other operating expenses	(166,188)	(720,986)	(497,458)	(1,985,401)
3.04.06	Equity in results of affiliated companies	132,327	4,094,082	930,422	592,456
3.05	Income before financial income (expenses) and taxes	2,384,143	11,949,236	829,333	(489,550)
3.06	Financial income (expenses)	(235,883)	302,365	256,298	677,011
3.06.01	Financial income	(361,353)	1,014,750	129,950	635,636
3.06.02	Financial expenses	125,470	(712,385)	126,348	41,375
3.06.02.01	Net exchange differences over financial instruments	435,400	276,199	11,037	1,094,345
3.06.02.02	Financial expenses	(309,930)	(988,584)	115,311	(1,052,970)
3.07	Income before income taxes	2,148,260	12,251,601	1,085,631	187,461
3.08	Income tax and social contribution	(998,723)	(896,278)	(4,845)	(122,348)
3.09	Net income from continued operations	1,149,537	11,355,323	1,080,786	65,113
3.11	Net income for the year	1,149,537	11,355,323	1,080,786	65,113
3.99	Earnings per share – (Reais / Share)	-	-	-	-
3.99.01	Basic earnings per share	-	-	-	-
3.99.01.01	Common shares	0.83293	8.22781	0.78311	0.04718
3.99.02	Diluted earnings per share	0	0	0	0
3.99.02.01	Common shares	0.83293	8.22781	0.78311	0.04718

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Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current Quarter 07/01/2021 to 09/30/2021	Year to date 01/01/2021 to 09/30/2021	Same quarter previous year 07/01/2020 to 09/30/2020	YTD previous year 01/01/2020 to 09/30/2020
4.01	Net income for the year	1,149,537	11,355,323	1,080,786	65,113
4.02	Other comprehensive income	(921,415)	(144,162)	(237,274)	(5,242,930)
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	28	77	28	89
4.02.02	Treasury shares acquired by subsidiary - reflex	(141,479)	(141,479)	-	-
4.02.04	Cumulative translation adjustments for the year	174,408	(18,060)	135,882	649,335
4.02.06	(Loss)/gain cash flow hedge accounting–“Platts”, net taxes,from investments in subsidiaries	(20,795)	477	-	-
4.02.10	(Loss)/gain on the percentage change in investments	-	-	1,631	6,243
4.02.11	(Loss)/gain cash flow hedge accounting, net of taxes	(998,799)	(302,649)	(651,581)	(7,316,513)
4.02.13	Cash flow hedge accounting reclassified to income upon realization, net of taxes	65,222	317,472	341,991	1,481,672
4.02.14	(Loss)/ gain in cash flow hedge from investments in subsidiaries	-	-	-	1,469
4.02.16	Cash flow hedge accounting “Platts” reclassified to income upon realization, net of taxes	-	-	(65,225)	(65,225)
4.03	Comprehensive income for the year	228,122	11,211,161	843,512	(5,177,817)

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Year to date 01/01/2021 to 09/30/2021	YTD previous year 01/01/2020 to 09/30/2020
6.01	Net cash from operating activities	6,761,807	2,779,274
6.01.01	Cash from operations	5,540,978	723,000
6.01.01.01	Net income for the period	11,355,323	65,113
6.01.01.02	Financial charges in borrowing and financing raised	524,453	771,804
6.01.01.03	Financial charges in borrowing and financing granted	(42,093)	(34,204)
6.01.01.04	Charges on lease liabilities	1,627	2,667
6.01.01.05	Depreciation, amortization and depletion	637,837	650,438
6.01.01.06	Equity in results of affiliated companies	(4,094,082)	(592,456)
6.01.01.07	Deferred taxes assets	469,233	597
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(61,032)	(9,506)
6.01.01.09	Monetary and exchange variations, net	27,313	436,078
6.01.01.11	Updated shares – Fair value through profit or loss	(185,944)	(100,314)
6.01.01.12	Write-off of property, plant and equipment and Intangible assets	-	(2,283)
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	31,281	21,187
6.01.01.14	Accrued/(reversal) for consumption and services	12,417	3,749
6.01.01.16	Receivables by indemnity	(13,285)	(512,754)
6.01.01.17	Net gains on the sale of the shares of CSN Mineração.	(2,472,497)	-
6.01.01.18	Net gains on the sale of the shares of Usiminas	(505,844)	-
6.01.01.19	Dividends USIMINAS	(176,512)	-
6.01.01.20	Others	32,783	22,884
6.01.02	Changes in assets and liabilities	1,220,829	2,056,274
6.01.02.01	Trade receivables - third parties	(962,073)	60,297
6.01.02.02	Trade receivables - related party	(939,599)	(153,234)
6.01.02.03	Inventory	(3,020,516)	625,994
6.01.02.04	Receivables related parties/dividends	2,868,493	946,259
6.01.02.05	Recoverable taxes	549,554	589,972
6.01.02.06	Judicial deposits	(16,390)	20,256
6.01.02.09	Trade payables	102,195	1,326,253
6.01.02.10	Trade payables – Drawee risk	2,835,533	(548,159)
6.01.02.11	Payroll and related taxes	61,800	40,501
6.01.02.12	Interest received	366,116	110,562
6.01.02.13	Payables to related parties	22,957	(217,251)
6.01.02.15	Interest paid	(599,523)	(766,529)
6.01.02.17	Interest received	-	1,202
6.01.02.18	Others	(47,718)	20,151
6.02	Net cash investment activities	2,629,974	(852,338)
6.02.01	Investments / AFAC / Acquisitions of Shares	(1,048,117)	(76,133)
6.02.02	Purchase of property/intangible assets	(710,518)	(568,613)
6.02.06	Net cash received from sale of CSN Mineração's shares	3,164,612	-
6.02.07	Intercompany loans granted	(145,892)	(2,365,393)
6.02.09	Intercompany loans received	(280)	2,241,226
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6.02.11	Financial Investments, net of redemption	1,370,169	(83,425)
6.03	Net cash used in financing activities	(12,468,096)	51,683
6.03.01	Borrowings and financing raised	190,903	80,744
6.03.02	Transactions cost - Borrowings and financing	(9,863)	(18,478)
6.03.03	Borrowings and financing – related parties	1,830,102	2,421,713
6.03.05	Amortization of borrowings and financing	(4,265,560)	(1,570,158)
6.03.06	Amortization of borrowings and financing - related parties	(7,556,745)	(843,642)
6.03.07	Amortization of leases	(7,485)	(18,319)
6.03.08	Dividends and interest on shareholder’s equity	(2,649,448)	(177)
6.05	Increase (decrease) in cash and cash equivalents	(3,076,315)	1,978,619
6.05.01	Cash and equivalents at the beginning of the year	4,647,125	392,107
6.05.02	Cash and equivalents at the end of the year	1,570,810	2,370,726

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2021 to 09/30/2021
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.04	Capital transaction with shareholders	-	-	-	(1,750,000)	820,203	(929,797)
5.04.06	Dividends	-	-	-	(1,750,000)	-	(1,750,000)
5.04.08	Net gain of transaction primary and secondary distribution shares of CSN Mineração	-	-	-	-	829,486	829,486
5.04.09	(Loss) / gain on the percentage change in investments	-	-	-	-	(9,283)	(9,283)
5.05	Total comprehensive income	-	-	-	11,355,323	(144,162)	11,211,161
5.05.01	Net income for the period	-	-	-	11,355,323	-	11,355,323
5.05.02	Other comprehensive income	-	-	-	-	(144,162)	(144,162)
5.05.02.04	Translation adjustments for the year	-	-	-	-	(18,060)	(18,060)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	77	77
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	15,300	15,300
5.05.02.08	Treasury shares acquired by subsidiary - reflex	-	-	-	-	(141,479)	(141,479)
5.07	Closing balance	6,040,000	32,720	5,824,350	9,605,323	(1,307,578)	20,194,815

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2020 to 09/30/2020
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.05	Total comprehensive income	-	-	-	65,113	(5,242,930)	(5,177,817)
5.05.01	Net income for the period	-	-	-	65,113	-	65,113
5.05.02	Other comprehensive income	-	-	-	-	(5,242,930)	(5,242,930)
5.05.02.04	Translation adjustments for the year	-	-	-	-	649,335	49,335
5.05.02.07	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	89	89
5.05.02.12	(Loss) / gain on the percentage change in investments	-	-	-	-	6,243	6,243
5.05.02.13	(Loss) / gain hedge accounting, net of taxes	-	-	-	-	(5,900,066)	(5,900,066)
5.05.02.14	(Loss)/gain Hedge accounting net investment abroad	-	-	-	-	1,469	1,469
5.07	Closing balance	4,540,000	32,720	4,431,200	65,113	(4,072,306)	4,996,727

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
Code	Description	Year to date 01/01/2021 to 09/30/2021	YTD previous year 01/01/2020 to 09/30/2020
7.01	Revenues	26,239,778	12,412,192
7.01.01	Sales of products and rendering of services	22,911,052	12,218,076
7.01.02	Other revenues	3,329,657	191,532
7.01.04	Allowance for (reversal of) doubtful debts	(931)	2,584
7.02	Raw materials acquired from third parties	(16,092,623)	(11,099,220)
7.02.01	Cost of sales and services	(14,498,351)	(8,885,496)
7.02.02	Materials, electric power, outsourcing and other	(1,532,883)	(2,233,368)
7.02.03	Impairment/recovery of assets	(61,389)	19,644
7.03	Gross value added	10,147,155	1,312,972
7.04	Retentions	(637,302)	(648,994)
7.04.01	Depreciation, amortization and depletion	(637,302)	(648,994)
7.05	Value added created	9,509,853	663,978
7.06	Value added received	5,407,326	1,591,170
7.06.01	Equity in results of affiliates companies	4,094,082	592,456
7.06.02	Financial income	1,014,750	635,636
7.06.03	Others	298,494	363,078
7.07	Value added for distribution	14,917,179	2,255,148
7.08	Value added distributed	14,917,179	2,255,148
7.08.01	Personnel	947,787	962,149
7.08.01.01	Salaries and wages	710,181	727,468
7.08.01.02	Benefits	194,753	185,240
7.08.01.03	Severance payment (FGTS)	42,853	49,441
7.08.02	Taxes, fees and contributions	1,599,425	904,198
7.08.02.01	Federal	1,198,074	758,549
7.08.02.02	State	401,351	145,649
7.08.03	Remuneration on third-party capital	1,014,644	323,688
7.08.03.01	Interest	543,460	1,052,970
7.08.03.02	Rental	3,764	1,983
7.08.03.03	Others	467,420	(731,265)
7.08.03.03.01	Other and passive exchange variations	467,420	(731,265)
7.08.04	Remuneration on Shareholders' capital	11,355,323	65,113
7.08.04.02	Dividends	1,750,000	-
7.08.04.03	Retained earnings (accumulated losses)	9,605,323	65,113

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter 09/30/2021	Previous Year 12/31/2020
1	Total assets	76,072,001	63,002,149
1.01	Current assets	33,609,000	23,386,194
1.01.01	Cash and cash equivalents	15,255,105	9,944,586
1.01.02	Financial investments	3,190,589	3,783,362
1.01.02.01	Financial investments measured a fair value through profit or loss	2,565,009	3,305,109
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	2,565,009	3,305,109
1.01.02.03	Financial investments at amortized cost	625,580	478,253
1.01.03	Trade receivables	3,242,438	2,867,352
1.01.04	Inventory	10,038,794	4,817,586
1.01.06	Recoverable taxes	1,105,666	1,605,494
1.01.08	Other current assets	776,408	367,814
1.01.08.03	Others	776,408	367,814
1.01.08.03.02	Prepaid expenses	297,467	211,027
1.01.08.03.03	Dividends and interest on equity	208,672	38,088
1.01.08.03.04	Derivative financial instruments	82,736	-
1.01.08.03.05	Others	187,533	118,699
1.02	Non-current assets	42,463,001	39,615,955
1.02.01	Long-term assets	9,788,844	8,887,158
1.02.01.03	Financial investments at amortized cost	141,544	123,409
1.02.01.05	Inventory	491,159	347,304
1.02.01.07	Deferred taxes assets	4,019,286	3,874,946
1.02.01.10	Other non-current assets	5,136,855	4,541,499
1.02.01.10.03	Recoverable taxes	936,963	938,452
1.02.01.10.04	Judicial deposits	358,668	325,117
1.02.01.10.05	Prepaid expenses	103,894	129,455
1.02.01.10.06	Receivable from related parties	1,924,365	1,630,070
1.02.01.10.07	Others	1,812,965	1,518,405
1.02.02	Investments	4,052,049	3,695,780
1.02.02.01	Equity interest	3,889,104	3,535,906
1.02.02.02	Investment Property	162,945	159,874
1.02.03	Property, plant and equipment	20,950,180	19,716,223
1.02.03.01	Property, plant and equipment in operation	16,701,229	15,519,233
1.02.03.02	Right of use in leases	576,442	516,668
1.02.03.03	Property, plant and equipment in progress	3,672,509	3,680,322
1.02.04	Intangible assets	7,671,928	7,316,794

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 09/30/2021	Previous Year 12/31/2020
2	Total Liabilities	76,072,001	63,002,149
2.01	Current liabilities	22,192,748	14,725,696
2.01.01	Payroll and related taxes	401,142	282,630
2.01.02	Trade payables	6,567,758	4,819,539
2.01.03	Tax payables	3,578,891	2,058,362
2.01.04	Borrowings and financing	3,938,516	4,126,453
2.01.05	Other payables	7,624,156	3,357,639
2.01.05.02	Others	7,624,156	3,357,639
2.01.05.02.04	Dividends and interests on shareholder´s equity	2,535	946,133
2.01.05.02.05	Advances from clients	2,838,239	1,100,772
2.01.05.02.06	Trade payables – Drawee risk	3,459,394	623,861
2.01.05.02.07	Lease liabilities	105,752	93,626
2.01.05.02.08	Derivative financial instruments	-	8,722
2.01.05.02.09	Other payables	1,218,236	584,525
2.01.06	Provisions	82,285	81,073
2.01.06.01	Provision for tax, social security, labor and civil risks	82,285	81,073
2.02	Non-current liabilities	30,577,158	37,024,948
2.02.01	Borrowings and financing	25,744,378	31,144,200
2.02.02	Other payables	2,120,150	3,145,336
2.02.02.02	Others	2,120,150	3,145,336
2.02.02.02.03	Advances from clients	1,125,572	1,725,838
2.02.02.02.04	Lease liabilities	496,134	436,505
2.02.02.02.05	Derivative financial instruments	99,012	97,535
2.02.02.02.06	Trade payables	104,400	543,527
2.02.02.02.07	Other payables	295,032	341,931
2.02.03	Deferred taxes assets	562,329	618,836
2.02.04	Provisions	2,150,301	2,116,576
2.02.04.01	Provision for tax, social security, labor and civil risks	505,942	554,315
2.02.04.02	Other provisions	1,644,359	1,562,261
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	885,933	803,835
2.02.04.02.04	Pension and healthcare plan	758,426	758,426
2.03	Shareholders’ equity	23,302,095	11,251,505
2.03.01	Paid-up capital	6,040,000	6,040,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	5,824,350	5,824,350
2.03.04.01	Legal reserve	468,291	468,291
2.03.04.02	Statutory reserve	5,414,323	5,414,323
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated earnings (losses)	9,605,323	-
2.03.08	Other comprehensive income	(1,307,578)	(1,983,619)
2.03.09	Earnings attributable to the non-controlling interests	3,107,280	1,338,054

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 07/01/2021 to 09/30/2021	Year to date 01/01/2021 to 09/30/2021	Same quarter previous year 07/01/2020 to 09/30/2020	YTD previous year 01/01/2020 to 09/30/2020
3.01	Revenues from sale of goods and rendering of services	10,246,173	37,551,074	8,714,583	20,269,919
3.02	Costs from sale of goods and rendering of services	(5,941,522)	(19,231,398)	(5,133,126)	(13,528,898)
3.03	Gross profit	4,304,651	18,319,676	3,581,457	6,741,021
3.04	Operating (expenses)/income	(625,288)	(354,671)	(1,422,016)	(3,932,678)
3.04.01	Selling expenses	(603,615)	(1,706,395)	(606,938)	(1,398,316)
3.04.02	General and administrative expenses	(158,853)	(438,756)	(124,180)	(369,681)
3.04.04	Other operating income	8,922	2,705,119	25,549	432,506
3.04.05	Other operating expenses	33,269	(1,078,194)	(742,417)	(2,606,403)
3.04.06	Equity in results of affiliated companies	94,989	163,555	25,970	9,216
3.05	Income before financial income (expenses) and taxes	3,679,363	17,965,005	2,159,441	2,808,343
3.06	Financial income (expenses)	(943,426)	(1,483,984)	(156,049)	(1,072,330)
3.06.01	Financial income	(297,930)	1,079,410	134,489	656,290
3.06.02	Financial expenses	(645,496)	(2,563,394)	(290,538)	(1,728,620)
3.06.02.01	Net exchange differences over financial instruments	247,882	(138,476)	(69,751)	277,491
3.06.02.02	Financial expenses	(893,378)	(2,424,918)	(220,787)	(2,006,111)
3.07	Income before income taxes	2,735,937	16,481,021	2,003,392	1,736,013
3.08	Income tax and social contribution	(1,411,285)	(3,946,396)	(741,797)	(1,340,227)
3.09	Net income from continued operations	1,324,652	12,534,625	1,261,595	395,786
3.11	Consolidated net income for the year	1,324,652	12,534,625	1,261,595	395,786
3.11.01	Earnings attributable to the controlling interests	1,149,537	11,355,323	1,080,786	65,113
3.11.02	Earnings it attributable to the non-controlling interests	175,115	1,179,302	180,809	330,673
3.99.01.01	Common shares	1.12742	8.22781	0.78311	0.04718
3.99.02.01	Common shares	1.12742	8.22781	0.78311	0.04718

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current Quarter 07/01/2021 to 09/30/2021	Year to date 01/01/2021 to 09/30/2021	Same quarter previous year 07/01/2020 to 09/30/2020	YTD previous year 01/01/2020 to 09/30/2020
4.01	Consolidated net income for the year	1,324,652	12,534,625	1,261,595	395,786
4.02	Other comprehensive income	(966,533)	(183,424)	(246,566)	(5,252,220)
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	32	87	34	97
4.02.04	Cumulative translation adjustments for the year	174,408	(18,060)	135,882	649,335
4.02.06	Treasury shares acquired by subsidiary	(180,819)	(180,819)	-	-
4.02.09	(Loss)/gain on the percentage change in investments	-	-	1,631	6,243
4.02.10	(Loss)/gain cash flow hedge accounting, net of taxes	(998,799)	(302,649)	(834,789)	(7,499,721)
4.02.12	(Loss)/gain on hedge of net investment in foreign operations.	-	-	-	1,469
4.02.13	Cash flow hedge reclassified to income upon realization, net of taxes	65,222	317,472	450,676	1,590,357
4.02.15	Cash flow hedge - Platts, reclassified to income upon realization, net of taxes	(204,435)	18,300	-	-
4.02.16	(Loss)/gain cash flow hedge accounting – “Platts”, net taxes, from investments in subsidiaries	177,858	(17,755)	-	-
4.03	Consolidated comprehensive income for the year	358,119	12,351,201	1,015,029	(4,856,434)
4.03.01	Earnings attributable to the controlling interests	228,122	11,211,161	843,512	(5,177,817)
4.03.02	Earnings it attributable to the non-controlling interests	129,997	1,140,040	171,517	321,383

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2021 to 09/30/2021	YTD previous year 01/01/2020 to 09/30/2020
6.01	Net cash from operating activities	13,455,539	5,586,004
6.01.01	Cash from operations	13,144,258	4,504,812
6.01.01.01	Earnings attributable to the controlling interests	11,355,323	65,113
6.01.01.02	Earnings attributable to the non-controlling interests	1,179,302	330,673
6.01.01.03	Financial charges in borrowing and financing raised	1,580,062	1,449,560
6.01.01.04	Financial charges in borrowing and financing granted	(36,869)	(26,846)
6.01.01.05	Charges on lease liabilities	45,172	39,814
6.01.01.06	Depreciation, amortization and depletion	1,569,893	1,376,433
6.01.01.07	Equity in results of affiliated companies	(163,555)	(9,216)
6.01.01.08	Deferred taxes assets	286,915	(77,474)
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	(47,479)	(22,258)
6.01.01.10	Monetary, exchange ande derivative financial instruments, net	684,266	1,990,497
6.01.01.12	Updated shares – Fair value through profit or loss	(185,944)	(100,314)
6.01.01.13	Write-off of property, plant and equipment and Intangible assets	4,546	4,716
6.01.01.14	Accrued/(reversal) for consumption and services	1,808	20,147
6.01.01.15	Provision for environmental liabilities and decommissioning of assets	76,311	24,736
6.01.01.16	Net gains on the sale of the shares of CSN Mineração.	(2,472,497)	-
6.01.01.17	Net gains on the sale of the shares of Usiminas	(505,844)	-
6.01.01.18	Receivables by indemnity	(13,285)	(512,754)
6.01.01.19	Dividends USIMINAS	(179,215)	-
6.01.01.20	Others	(34,652)	(48,015)
6.01.02	Changes in assets and liabilities	311,281	1,081,192
6.01.02.01	Trade receivables - third parties	1,322,434	(406,493)
6.01.02.02	Trade receivables - related party	(68,362)	13,391
6.01.02.03	Inventory	(4,734,305)	548,764
6.01.02.05	Recoverable taxes	529,495	555,450
6.01.02.06	Judicial deposits	(33,531)	2,619
6.01.02.08	Trade payables	1,292,726	1,252,949
6.01.02.09	Trade payables – Drawee risk	2,835,533	(515,927)
6.01.02.10	Payroll and related taxes	114,411	76,802
6.01.02.11	Tax payables	1,442,686	1,124,159
6.01.02.12	Payables to related parties	(44,825)	(22,214)
6.01.02.13	Advances from clients	(481,431)	110,482
6.01.02.14	Interest paid	(1,702,971)	(1,577,315)
6.01.02.17	Cash flow hedge accounting	(82,987)	(31,814)
6.01.02.18	Others	(77,592)	(49,661)
6.02	Net cash investment activities	1,218,689	(1,348,220)
6.02.01	Investments acquisition ofshares	(150,994)	(69,686)
6.02.02	Purchase of property/intangible assets	(1,899,832)	(1,118,154)
6.02.06	Intercompany loans granted	(116,000)	(101,631)
6.02.07	Intercompany loans received	-	14,584
6.02.08	Financial Investments, net of redemption	1,157,637	(73,333)
6.02.11	Net cash received from sale of CSN Mineração's shares	3,164,612	-
6.02.12	Cash on Elizabeth's consolidation	54,768	-
6.02.13	Deposit in guarantee for the acquisition of LafargeHolcim	(263,750)	-
6.02.14	Price paid in investments	(727,752)	-
6.03	Net cash used in financing activities	(9,356,140)	442,190
6.03.01	Borrowings and financing raised	8,307,523	6,008,548
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6.03.02	Transactions cost - Borrowings and financing	(159,795)	(35,923)
6.03.04	Amortization of borrowings and financing	(15,334,408)	(5,320,116)
6.03.06	Amortization of leases	(81,696)	(75,398)
6.03.07	Dividends and interest on shareholder’s equity	(3,290,487)	(134,921)
6.03.10	Issuance of new CSN Mineração's shares	1,347,862	-
6.03.11	Repurchase of treasury stock	(145,139)	-
6.04	Exchange rate on translating cash and cash equivalents	(7,569)	(44,501)
6.05	Increase (decrease) in cash and cash equivalents	5,310,519	4,635,473
6.05.01	Cash and equivalents at the beginning of the year	9,944,586	1,088,955
6.05.02	Cash and equivalents at the end of the year	15,255,105	5,724,428

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2021 to 09/30/2021
(R$ thousand)
Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.04	Capital transaction with shareholders	-	-	-	(1,750,000)	820,203	(929,797)	629,186	(300,611)
5.04.01	Capital increase	-	-	-	-	-	-	294,900	294,900
5.04.06	Dividends	-	-	-	(1,750,000)	-	(1,750,000)	(598,156)	(2,348,156)
5.04.08	Net gain of transaction primary and secondary distribution shares of CSN Mineração	-	-	-	-	829,486	829,486	923,159	1,752,645
5.04.09	(Loss)/gain on the percentage change in investments	-	-	-	-	(9,283)	(9,283)	9,283	-
5.05	Total comprehensive income	-	-	-	11,355,323	(144,162)	11,211,161	1,140,040	12,351,201
5.05.01	Net income for the year	-	-	-	11,355,323	-	11,355,323	1,179,302	12,534,625
5.05.02	Other comprehensive income	-	-	-	-	(144,162)	(144,162)	(39,262)	(183,424)
5.05.02.04	Translation adjustments for the year	-	-	-	-	(18,060)	(18,060)	-	(18,060)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	77	77	10	87
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	15,300	15,300	68	15,368
5.05.02.08	Treasury shares acquired by subsidiary	-	-	-	-	(141,479)	(141,479)	(39,340)	(180,819)
5.07	Closing balance	6,040,000	32,720	5,824,350	9,605,323	(1,307,578)	20,194,815	3,107,280	23,302,095

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2020 to 09/30/2020
(R$ thousand)
Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.04	Capital transaction with shareholders	-	-	-	-	-	-	(162,647)	(162,647)
5.04.06	Dividends	-	-	-	-	-	-	(134,745)	(134,745)
5.04.07	Interest on equity	-	-	-	-	-	-	(27,902)	(27,902)
5.05	Total comprehensive income	-	-	-	65,113	(5,242,930)	(5,177,817)	321,383	(4,856,434)
5.05.01	Net income for the year	-	-	-	65,113	-	65,113	330,673	395,786
5.05.02	Other comprehensive income	-	-	-	-	(5,242,930)	(5,242,930)	(9,290)	(5,252,220)
5.05.02.04	Translation adjustments for the year	-	-	-	-	649,335	649,335	-	649,335
5.05.02.07	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	89	89	8	97
5.05.02.12	(Loss)/gain on the percentage change in investments	-	-	-	-	6,243	6,243	-	6,243
5.05.02.13	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(5,900,066)	(5,900,066)	(9,298)	(5,909,364)
5.05.02.14	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	1,469	1,469	-	1,469
5.07	Closing balance	4,540,000	32,720	4,431,200	65,113	(4,072,306)	4,996,727	1,346,124	6,342,851

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
Code	Description	Year to date 01/01/2021 to 09/30/2021	YTD previous year 01/01/2020 to 09/30/2020
7.01	Revenues	45,957,315	23,028,028
7.01.01	Sales of products and rendering of services	42,624,813	22,818,215
7.01.02	Other revenues	3,331,827	205,079
7.01.04	Allowance for (reversal of) doubtful debts	675	4,734
7.02	Raw materials acquired from third parties	(23,063,989)	(16,005,568)
7.02.01	Cost of sales and services	(19,507,744)	(12,276,717)
7.02.02	Materials, electric power, outsourcing and other	(3,423,080)	(3,658,054)
7.02.03	Impairment/recovery of assets	(133,165)	(70,797)
7.03	Gross value added	22,893,326	7,022,460
7.04	Retentions	(1,565,822)	(1,372,557)
7.04.01	Depreciation, amortization and depletion	(1,565,822)	(1,372,557)
7.05	Value added created	21,327,504	5,649,903
7.06	Value added received	1,889,836	1,636,493
7.06.01	Equity in results of affiliated companies	163,555	9,216
7.06.02	Financial income	1,079,410	656,290
7.06.03	Others	646,871	970,987
7.07	Value added for distribution	23,217,340	7,286,396
7.08	Value added distributed	23,217,340	7,286,396
7.08.01	Personnel	1,747,915	1,652,791
7.08.01.01	Salaries and wages	1,348,782	1,284,313
7.08.01.02	Benefits	331,682	291,973
7.08.01.03	Severance payment (FGTS)	67,451	76,505
7.08.02	Taxes, fees and contributions	5,716,728	2,532,531
7.08.02.01	Federal	4,881,018	2,246,836
7.08.02.02	State	803,428	259,321
7.08.02.03	Municipal	32,282	26,374
7.08.03	Remuneration on third-party capital	3,218,072	2,705,288
7.08.03.01	Interest	1,608,643	2,006,111
7.08.03.02	Rental	7,809	5,681
7.08.03.03	Others	1,601,620	693,496
7.08.03.03.01	Others and exchange losses	1,601,620	693,496
7.08.04	Remuneration on Shareholders' capital	12,534,625	395,786
7.08.04.02	Dividends	1,750,000	-
7.08.04.03	Retained earnings (accumulated losses)	9,605,323	65,113
7.08.04.04	Non-controlling interests in retained earnings	1,179,302	330,673

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Quarterly Financial Information – September 30, 2021 – CIA SIDERURGICA NACIONAL	Version: 1

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the “Company”, is a publicly held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE).

The Group's main operating activities are divided into five (5) segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany to achieve markets and providing excellent services for final consumers. Its steel is used in home appliances, civil construction and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Ouro Preto and Belo Vale, State of Minas Gerais – by subsidiary CSN Mineração.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguai – (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Port of Itaguai, located in the State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN. The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, to supply the needs of UPV. The excess of raw material is sold to subsidiaries and third parties.

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the iron ore production process, the Company has had its iron ore production since January 2020, 100% independent of tailings dams. After significant investments in recent years to raise the level of reliability, mischaracterization and dry stacking, the Company has moved on to a scenario in which 100% of its waste goes through a dry filtration process and is disposed of in geotechnically controlled batteries, areas exclusively destined for stacking. Approximately R$250 million was invested in the two tailings filtration plants that have a combined total filtration capacity of 9 million tons per year.

As a consequence of these measures, the decommissioning of the dams is the natural way of processing dry waste.

All of our mining dams are positively certified and comply with the environmental legislation in force.

•	Cements

CSN entered the cement production market, catapulted by the synergy between this activity and CSN's current business. Beside the UPV facilities, in Volta Redonda / RJ, the Company installed a new business unit, which produces CP-III type cement using the slag produced by the UPV’s own blast furnaces. It also explores limestone and dolomite at the Arcos / MG unit, to meet the needs of the UPV and the cement plant. Additionally, in Arcos / MG, the clinker production operation is located. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

On January 31, 2021, the Company concluded the drop down of the cement segment and, accordingly, all assets and liabilities related to the cement business were transferred from CSN to its subsidiary recently incorporated CSN Cimentos S.A. (“CSN Cimentos”) see the note 11.c.

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On August 31, 2021, the Company completed the acquisition of control of Elizabeth Cimentos S.A. ("Elizabeth Cimentos") and Elizabeth Mineração S.A. ("Elizabeth Mineração"), as detailed in note 4 - Business Combination. With the closing of the transaction, CSN Cimentos now has a total capacity of 6 million tons per year

On September 9, 2021 a Purchase and Sale Agreement was signed for the acquisition of 100% of LafargeHolcim's operations in Brazil. With the closing of the transaction, CSN Cimentos will have a total capacity of 16.3 million tons per year. The deal was valued at US$1.025 billion, and the closing of the operation, which involves cash payment, is subject to approval by the competition authority. On the same date, the Company deposited in an Escrow Account with Banco Santander, the amount of US$50 million, equivalent to R$263.7 million, as part of the negotiations for the acquisition of LafargeHolcim.

•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which the the latter two hold the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and Sergipe, with TLSA being responsible for the rail links of Eliseu Martins – Trindade, Trindade – Salgueiro, Salgueiro – Porto Suape, Salgueiro – Missão Velha and Missão Velha - Pecém (Railway System II), under construction, and FTL being responsible for the rail links of São Luis - Altos, Altos - Fortaleza, Fortaleza – Souza, Souza - Recife/Jorge Lins, Recife/Jorge Lins – Salgueiro, Jorge Lins – Propriá, Paula Cavalcanti – Cabedelo, Itabaiana - Macau (Railway System I).

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., operates the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad and maritime access.

(“TECON”) is responsible for the shipments of CSN´s steel products, movement and storage of containers, vehicles, general cargo, among other products; and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for third parties.

•	Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

2.	BASES OF PRESENTATION AND DECLARATION OF CONFORMITY

2.a)	Declaration of conformity

The consolidated and parent company condensed interim financial information (“condensed quarterly information”) have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), approved by CVM, besides the own standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information of the interim financial statements, and only this information, is being disclosed and corresponds to the information used by the Company's management in its activities.

2.b)	Basis of presentation

The interim financial information has been prepared using the historical cost as the basis of value, the net realizable value, the fair value or the recovery value, except when otherwise indicated.

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The preparation of these interim financial information requires Management to use certain accounting estimates, judgments and assumptions that affect the application of Accounting Polices and the amounts reported on the balance sheet date of assets, liabilities, income and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2020.The accounting policies and critical estimates, when applicable and relevant, are included in the respective explanatory notes and are consistent with the previous period presented.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 10 – Consolidation and investment basis

Note 12 – Intangible assets

Note 18 – Income tax and social contributions

Note 19 – Taxes in installments

Note 20 – Provisions for tax, social security, labor, civil, environmental risks and judicial deposits

Note 30 – Employee benefits

Note 31 - Commitments

The interim financial information was approved by the Board of Directors on November 03, 2021.

2.c)	Functional currency and presentation currency

The accounting records included in the interim financial information of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The interim financial information is presented in R$ (reais), which is the Company’s functional and reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are translated using the exchange rate on the balance sheet date. As of September 30, 2021, US$1.00 is equivalent to R$5.4394 (R$5.1967 on December 31, 2020) and €1.00 is equivalent to R$6.2983 (R$6.3779 on December 31, 2020), according to the rates obtained from Central Bank of Brazil website

2.d)	Statement of value added

Pursuant to Law 11,638/07, the presentation of the statement of value added is required for all publicly-held companies. These statements were prepared in accordance with CPC 09 - Statement of Value Added, approved by CVM Resolution 557/08. The IFRS does not require the presentation of this statement and for IFRS purposes is presented as additional information.

3.	IMPACTS OF COVID-19

At the end of 2019, the COVID-19 virus spread worldwide, and in March 2020, the WHO (World Health Organization) declared a pandemic of this disease. Since the beginning of the pandemic, the Company has adopted several precautionary measures in all its areas to reduce the exposure of its employees and to guarantee the continuity of its business.

In this sense, in 2020 all employees in chronic conditions of vulnerability (risk group) were mapped and put on vacation and, since then, in a non-presential work regime (home office) together with most other employees in order to reduce their corporate staff by around 50%. In 2021, the most critical stage of the pandemic, the Brazilian authorities adopted more restrictive measures and the Company adopted home office to 80% of its employees who work in administrative roles in São Paulo. In addition, masks were provided in the beginning of the pandemic for all employees, hand sanitizer was made available in all company

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facilities, and we also released internal communications with preventive measures in order to reinforce the hygiene protocols recommended by the competent authorities. As of the last week of September 2021, the home-office model was discontinued and all employees returned to presential work

The Company’s economic activity is directly linked to the demand for steel products in the automotive, domestic and civil construction sectors, as well as iron ore, both in the domestic and international markets. Any reduction in the activity of these sectors could affect the demand and the price of products and have significant impact to the Company’s financial position and results.

Our portfolio of investments and the nature of our industrial plants have long-term characteristics. The long-term operational and economic context to which the Company operates allows greater flexibility in the strategies and plans to mitigate the risks and effects of the pandemic on its business and, consequently, ensure the maintenance of the expected recoverability of its non-financial assets, whether investments, fixed assets and tax credits.

The Company did not experience any significant impact to its railway and maritime logistics. There was also no impact to the availability of supplies that could have interrupted its operational activities.

According to the guidelines of the Brazilian Securities and Exchange Commission (CVM), the Company assessed any effects that are related to business continuity and its accounting estimates. Despite some adverse effects perceived at the beginning of the pandemic, which over the rest of the year had already dissipated, such adverse effects did not bring risks of continuity or the need for adjustments to accounting estimates that produced significant effects on the Company’s business and consequently on its financial position.

The Company maintains all of its medium and long-term production and sales forecasts.

4.	BUSINESS COMBINATION

4.1 Acquisition of control of the companies Elizabeth Cimentos and Elizabeth Mineração.

On August 31, 2021 CSN Cimentos S.A. acquired control of the cement business segment belonging to the Farallon fund, by acquiring 99.975% of the shares of Elizabeth Mineração and 99.99% of the shares of Elizabeth Cimentos, 88.746% of which directly and 11.254% indirectly. The assets acquired are located in the northeast region of the country. Upon completion of the transaction, CSN Cimentos S.A. expects relevant operational, logistical, management and commercial synergies, with room for evolution in the product mix and expansion of the client base.

a)	Determination of the purchase price

In according with CPC15 / IFRS3, the purchase price is determined by the sum of the assets transferred, liabilities incurred, equity interests issued, non-controlling interest and the fair value of any interest held prior to the transaction. The table below summarizes the price considered for accounting purposes:

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Item	Comment	Elizabeth Cimentos	Elizabeth Mineração	Reference
Assets transferred	Cash payment in the amount R$201 Million	77,768	123,947	(i)
Assets transferred	Refers to financial adjustment of working capital and debt.	(4,557)	(5,116)	(i)
Equity instruments issued	Shares issued by Elizabeth Cimentos and acquired by CSN Cimentos.	526,037		(ii)
Purchase price considered for the business combination		599,248	118,831

(i) The transaction included payments by CSN Cimentos of R$77.7 million and R$123.9 million on August 31, 2021, and assets in the amount of R$4.5 million and R$5.1 million, to be received during the third quarter of 2021, related to the working capital adjustment provided for in the sale agreement.

(ii) Elizabeth Cimentos performed a primary issuance of 2,382,758,512 common shares, nominatives with no par value, which were fully acquired by CSN Cimentos.

b)	Goodwill on acquisition of control of Elizabeth Cimentos and Elizabeth Mineração

In accordance with item 32 of CPC15 / IFRS3, the acquirer must recognize goodwill based on expected future profitability on the acquisition date, measured by the amount by which the purchase price exceeds the fair value of the assets and liabilities acquired (purchase price allocation). The transaction generated goodwill for expected future profitability of R$107.1 million, as shown in the table below.

Item	Reference	Elizabeth Cimentos	Elizabeth Mineração
Purchase price considered	item (i) and (ii)	599,248	118,831
Fair value of the assets and liabilities acquired		492,071	118,831
Goodwill for future profitability expected		107,177

The goodwill for expected future earnings is recorded under intangible assets and, since it does not have a defined useful life, it is not amortized, in accordance with CPC04/IAS38. As of 2022, CSN Cimentos will begin to perform the recoverability test for this asset in accordance with the requirements of CPC01/IAS36.

In the acquisition of Elizabeth Mineração, the price paid was fully allocated to the assets acquired, not generating goodwill for future profitability.

(i) Fair value of assets and liabilities acquired pre-merger

The following table shows the fair value allocation for 100% of the assets acquired and liabilities assumed on August 31, 2021, considering the direct and indirect interests, calculated based on independent appraisers' reports.

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	Carrying amounts	Fair value adjustments	Total fair value	Carrying amounts	Fair value adjustments	Total fair value
Cash and cash equivalents	52,570		52,570	2,197		2,197
Trade receivables	27,571		27,571	1,027		1,027
Receivables from related parties	96,374		96,374	9,035		9,035
Inventories	44,157		44,157	1,017		1,017
Recoverable taxes	18,616		18,616	931		931
Short-term investments	14,689		14,689
Other assets	17,734		17,734	673		673
Investment				40,653	21,733	62,386
Property, plant and equipment	373,574	161,367	534,941	15,092	77,089	92,181
Intangíible assets	798	31,789	32,587	500	272,497	272,997
Total assets acquired	646,083	193,156	839,239	71,125	371,319	442,444

Borrowings and financing	198,778		198,778	182,402		182,402
Trade payables	22,735		22,735	446		446
Taxes payable	19,202		19,202	37,158		37,158
Debits with related parties				96,350		96,350
Other payables	44,052		44,052	7,257		7,257
Total liabilities assumed	284,767		284,767	323,613		323,613
Net equity acquired	361,316	193,156	554,472	(252,488)	371,319	118,831
Indirect investiment	(40,663)	(21,738)	(62,401)
Net equity acquired	320,653	171,418	492,071	(252,488)		118,831

The fair value allocation resulted in a total gain of R$542.7 million, distributed among Elizabeth Cimentos and Elizabeth Mineração's main assets. The following table shows the composition of the allocated amounts and a summary of its measurement methodology.

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	Valued using the "MARKET APPROACH" method, where the fair value of the asset is estimated by comparing it with similar or comparable assets that have been sold or listed for sale in the primary or secondary market.	388,666	238,456	627,122
Mining rights	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as of the base date stipulated in the evaluation.	500	272,497	272,997
Licenses	Valued using the WITH / WITHOUT method, which estimates the intangible value by the difference between discounted cash flow models with and without the asset.	798	31,789	32,587
		389,964	542,742	932,706

The subsidiary CSN Cimentos S.A. has hired an independent company to prepare an appraisal report of the tangible and intangible assets and allocation of the excess price paid. As provided for in item 45 of CPC15 / IFRS3, the Company has up to 12 months to make adjustments in the measurement of amounts due to events not considered.

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5.	CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Cash and banks
In Brazil	791,805	245,185	41,730	238,509
Abroad	9,833,416	3,899,282	220,795	199,994
	10,625,221	4,144,467	262,525	438,503

Investments
In Brazil	4,553,549	5,800,119	1,308,285	4,208,622
Abroad	76,335
	4,629,884	5,800,119	1,308,285	4,208,622
	15,255,105	9,944,586	1,570,810	4,647,125

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in these financial statements.

The financial resources available abroad are invested in private securities, in banks considered by the Administration as first-rate and are remunerated at pre-fixed rates.

6.	FINANCIAL INVESTMENTS

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Investments(1)	625,580	478,253	14,913		411,598	475,782
Usiminas shares(2)	2,565,009	3,305,109			2,565,009	3,305,109
Bonds (3)			126,631	123,409			126,631	123,409
	3,190,589	3,783,362	141,544	123,409	2,976,607	3,780,891	126,631	123,409

(1)	These are restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds.

(2)	Part of the shares guarantees a portion of the Company's debt.

(3)	Bonds with Fibra bank due in February 2028 (see note 22).

7.	TRADE RECEIVABLES

		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Trade receivables
Third parties
Domestic market	1,888,705	910,657	1,343,369	680,340
Foreign market	1,297,426	2,063,867	130,677	65,379
	3,186,131	2,974,524	1,474,046	745,719
Allowance for doubtful debts	(244,282)	(228,348)	(141,118)	(143,735)
	2,941,849	2,746,176	1,332,928	601,984
Related parties (Note 22 a)	300,589	121,176	1,927,284	947,719
	3,242,438	2,867,352	3,260,212	1,549,703

The composition of the gross balance of accounts receivable from third party customers is shown as follows:

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		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Current	2,583,227	2,537,567	1,281,551	535,541
Past-due up to 30 days	320,372	222,972	17,126	72,890
Past-due up to 180 days	86,104	17,915	43,862	958
Past-due over 180 days	196,428	196,070	131,507	136,330
	3,186,131	2,974,524	1,474,046	745,719

The changes in expected credit losses are as follows:

		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Opening balance	(228,348)	(245,194)	(143,735)	(167,247)
(Loss)/Reversal estimated	(3,543)	7,513	(3,986)	22,347
Recovery and write-offs of receivables	4,230	9,333	3,055	1,165
Acquisition of Elizabeth	(16,621)
Drop down of Cements (note 11.c)			3,548
Closing balance	(244,282)	(228,348)	(141,118)	(143,735)

8.	INVENTORIES

		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Finished goods	4,021,709	1,627,676	2,089,963	748,918
Work in progress	2,546,791	1,358,905	1,752,538	836,128
Raw materials	2,900,322	1,289,653	2,061,816	876,168
Storeroom supplies	1,133,298	928,158	555,987	525,114
Advances to suppliers	48,526	69,536	21,310	63,950
Provision for losses	(120,693)	(109,038)	(33,756)	(35,832)
	10,529,953	5,164,890	6,447,858	3,014,446

Classified:
Current	10,038,794	4,817,586	6,447,858	3,014,446
Non-current (1)	491,159	347,304
	10,529,953	5,164,890	6,447,858	3,014,446

1.	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, In 2020, the Company defined the construction project for the new plant for processing Itabirito, which until then was considered as waste, and started to be incorporated into the long-term ore inventory.

.

The changes in estimated losses on inventories are as follows:

		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Opening balance	(109,038)	(134,553)	(35,832)	(41,201)
(Estimated losses) / Reversal of inventories with low turnover and obsolescence	(11,655)	25,515	(2,229)	5,369
Drop down of Cements (note 11.c)			4,305
Closing balance	(120,693)	(109,038)	(33,756)	(35,832)

9.	RECOVERABLE TAXES

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		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
State Value-Added Tax	1,147,885	1,002,926	907,147	822,717
Brazilian federal contributions (1)	802,932	1,417,081	574,058	1,192,919
Other taxes	91,812	123,939	69,838	104,648
	2,042,629	2,543,946	1,551,043	2,120,284

Classified:
Current	1,105,666	1,605,494	839,058	1,381,853
Non-current	936,963	938,452	711,985	738,431
	2,042,629	2,543,946	1,551,043	2,120,284

(1)	The accumulated tax credits arise basically from PIS and COFINS credits on purchases of raw materials used in production. The realization of these credits normally occurs through offsetting against domestic sales transactions and through offsetting against other federal taxes payable by the Company. As of June, 2021, the Company had fully offset the PIS and COFINS credit balances referring to the period from 2001 to 2014, resulting from the exclusion of ICMS from the PIS and COFINS calculation basis, whose Injunction and Special Appeal filed in 2006, became final and unappealable on September 20, 2018.

In a judgment finalized on September 24, 2021, the Federal Supreme Court, with general repercussion, decided for the unconstitutionality of the levy of IRPJ and CSLL on amounts of interest on arrears at the SELIC rate received as a result of the repetition of undue tax payment. Although the decision is still pending publication, and the Company's specific lawsuit is still pending judgment, based on its best estimate to date CSN reassessed the judgment on this lawsuit, as required by ICPC22/IFRIC23 and recorded a credit in the amount of R$229 million. After the final and unappealable decision of the Company's legal action, these amounts will be considered in the tax assessments, in accordance with the Federal Tax Authorities of Brazil.

10.	OTHER CURRENT AND NON-CURRENT ASSETS

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Judicial deposits (note 20)			358,668	325,117			231,422	221,016
Prepaid expenses	297,467	136,527	90,075	115,636	169,658	94,782	75,938	98,031
Prepaid expenses with sea freight (1)		74,500
Actuarial asset (note 22 a)			13,819	13,819				1,803
Derivative financial instruments (note 15 I)	82,736
Securities held for trading (note 15 I)	13,659	5,065			13,529	4,927
Loans with related parties (nota 15 I and 22 a)	2,893		1,115,612	966,050	2,893	53,718	1,245,504	1,007,677
Other receivables from related parties (note 22 a)	1,824	6,242	808,753	664,020	51,470	5,717	1,068,033	900,200
Other receivables (note 15 I)			2,345	2,445			1,003	1,003
Eletrobrás compulsory loan (note 15 I) (2)			862,059	852,532			861,204	851,713
Dividends receivables (note 22 a)	208,672	38,088			193,685	329,413
Employee debts	40,527	28,054			23,589	16,600
Receivables by indemnity (3)			530,468	517,183			530,468	517,183
Other (4)	128,630	79,338	418,093	146,245	1,181	419	146,124	146,244
	776,408	367,814	4,199,892	3,603,047	456,005	505,576	4,159,696	3,744,870

1.	Refers to payment of freight expenses and maritime insurance over performance obligations unfulfilled at the balance sheet date.

2.	This is a certain and due amount, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain. In addition to this amount already recorded, the Company continues to seek alternatives for the recovery of additional credits and the estimate can reach an amount greater than R$350 million.

3.	This is a net, certain and enforceable amount, resulting from the final and unappealable decision of the Court in favor of the Company, due to losses and damages resulting from the sinking of the voltage in the supply of energy in the periods from January / 1991 to June / 2002.

4.	Non-current assets refer mainly to the deposit in an Escrow Account with Banco Santander, in the amount of US$50 million, equivalent to R$263.7 million, as part of the negotiations for the acquisition of LafargeHolcim.

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11.	BASIS OF CONSOLIDATION AND INVESTMENTS

The information related to the activities of jointly controlled subsidiaries, joint operations, associates and other investments did not change in relation to what was disclosed in the Company's financial statements as of December 31, 2020. Therefore, Management decided not to repeat them in the accounting information interim of September 30, 2021.

The significant events related to our subsidiaries CSN Cimentos S.A. and CSN Mineração S.A are disclosed in the Notes 11.c and 11.d, respectively.

The consolidated interim financial statements for the periods ended September 30, 2021 and 2020 include the following direct and indirect subsidiaries, joint ventures and joint operations, as well as the exclusive funds, as follows:

	Number of shares held by CSN in units	Equity interests (%)
Companies		09/30/2021	12/31/2020	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	20,001,000	100.00	100.00	Financial transactions
CSN Inova Ventures	50,000	100.00	100.00	Equity interests and Financial transactions
CSN Islands XII Corp.	1,540	100.00	100.00	Financial transactions
CSN Steel S.L.U.	22,042,688	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)		100.00	100.00	Equity interests
Sepetiba Tecon S.A.	254,015,052	99.99	99.99	Port services
Minérios NacionalS.A.	141,719,295	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	66,354,391	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	195,454,162	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	555,142,354	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Mineração S.A.(1)	4,374,779,493	78.24	87.52	Mining
CSN Energia S.A.	43,149	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A. (2)	510,726,198	92.71	92.38	Railroad logistics
Nordeste Logística S.A.	99,999	99.99	99.99	Port services
CSN Inova Ltd.	10,000	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	4,669,986	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos S.A.(3)	381,666,665	99.99	90.00	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A. (4)	1,000	100.00		Electric power generation and equity interests
CSN Inova Soluções S.A. (4)	999	99.99		Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.		100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.		99.99	99.99	Steel and Equity interests
CSN Resources S.A.		100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas		99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA		99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM		99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.		100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH		100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L		78.24	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH		78.24	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited		78.24	87.52	Commercial representation
Lusosider Ibérica S.A.		100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.		78.24	87.52	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC		100.00	100.00	Import and distribution/resale of products
CSN Cimentos S.A.(3)			10.00	Manufacturing and sale of cement
Elizabeth Cimentos S.A.(5)		99.98		Manufacturing and sale of cement
Elizabeth Mineração Ltda (5)		99.96		Mining
Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	253,606,846	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava		17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A. (6)	63,377,198	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.		31.82	31.82	Dormant company
Transnordestina Logística S.A. (7)	24,670,093	47.26	47.26	Railroad logistics
Equimac S.A	1,395	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A. (6)		14.58	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	49,074,882	20.00	20.00	Metallurgy and Equity interests

Exclusive funds: full consolidation
Diplic II- Fundo de investimento multimercado crédito privado		100.00	100.00	Investment fund
Caixa Vértice - Fundo de investimento multimercado crédito privado		100.00	100.00	Investment fund
VR1 - Fundo de investimento multimercado crédito privado		100.00	100.00	Investment fund

(*) Dormant companies.

1.	As of December 31, 2020, CSN held 158,419,480 shares of CSN Mineração S.A.. On February 17, 2021, it occurred a stock split of the shares, at a ratio of 1:30, by which the number of shares held by CSN changes to 4,752,584,400 shares. Subsequently, upon the public offering of the shares of CSN Mineração, CSN’s interest was diluted and the number of shares after the split changed to 4,374,779,493 shares, see note 11.d.

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2.	As of September 30, 2021 and December 31,2020, the Company had 510.726.198 and 486.592.830 common shares in FTL - Ferrovia Transnordestina Logística S.A, respectively.

3.	As of December 31, 2020, CSN held 90 shares of CSN Cimentos S.A. On January 31, 2021, CSN subscribed capital in CSN Cimentos S.A., which was paid-up by transfer of assets and liabilities related to the operations of cement in CSN. Consequently, the number of shares held by CSN increased to a total of 2,956,094,581 common shares (see note 11.c). On May 14, 2021, CSN Cimentos S.A.'s shares were grouped at a ratio of 8.868283773:1, and CSN now holds 333,333,333 common shares. On August 31, 2021, after the approval of the capital increase of CSN Cimentos S.A. with the issuance of new shares, CSN currently holds 366,666,665 shares.

On September 9, 2021 there was a capital increase of CSN Cimentos, with the issuance of new shares, CSN now holds 381,666,665 common shares.

4.	Berkeley Participações e Empreendimentos S.A. was acquired on May 10, 2021 and Fremont Empreendimentos e Participações S.A. was acquired on June 30, 2021, under a share purchase agreement signed on that same date. On August 2, 2021, the name of Fremont Empreendimentos e Participações S.A was changed to CSN Inova Soluções S.A.

5.	The subsidiary CSN Cimentos acquired control of Elizabeth Cimentos S.A and Elizabeth Mineração S.A. (see note 4).

6.	As of September 30, 2021 and December 31, 2020 the Company directly held 63,377,198 shares, of which 26,611,282 common and 36,765,916 preferred, and its direct subsidiary, CSN Mineração S.A., held 63,338,872, of which 25,802,872 common shares and 37,536,000 preferred, of MRS Logística S.A.

7.	As of September 30, 2021 and December 31, 2020, the Company had 24,168,304 common shares and 501,789 Class B preferred shares.

11.a)	Investments in joint ventures, joint operations, associates and other investments

The number of shares, the balances of assets and liabilities, shareholders’ equity and the profit / (loss) amounts for the period in those investees are as follows:

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	09/30/2021				12/31/2020			09/30/2020
Companies	Participation in				Participation in
	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period
Investments under the equity method
Subsidiaries
CSN Islands VII Corp.	515,642	3,184,112	(2,668,470)	(170,048)	481,327	2,979,749	(2,498,422)	(846,288)
CSN Inova Ventures	8,957,380	10,112,433	(1,155,053)	(445,293)	9,534,299	10,244,025	(709,726)	(400,046)
CSN Islands XII Corp.	2,601,314	5,766,652	(3,165,338)	(458,735)	2,497,173	5,203,776	(2,706,603)	(1,021,993)
CSN Steel S.L.U.	4,823,729	37,116	4,786,613	310,691	4,522,589	28,642	4,493,947	585,879
Sepetiba Tecon S.A.	787,135	474,990	312,145	6,625	731,294	431,801	299,493	2,155
Minérios NacionalS.A.	563,125	196,878	366,247	225,978	292,708	152,438	140,270	45,826
Valor Justo - Minérios Nacional			2,123,507				2,123,507
Estanho de Rondônia S.A.	107,970	148,691	(40,721)	(12,609)	103,484	131,596	(28,112)	(14,143)
Companhia Metalúrgica Prada	879,015	624,310	254,705	108,229	750,130	603,654	146,476	(40,927)
CSN Mineração S.A.	28,352,975	17,211,439	11,141,536	4,481,971	17,166,329	7,887,337	9,278,992	2,353,267
CSN Energia S.A.	128,439	71,242	57,197	10,274	130,642	83,718	46,924	(7,875)
FTL - Ferrovia Transnordestina Logística S.A.	494,663	284,450	210,213	(18,059)	471,952	254,510	217,442	(28,986)
Companhia Florestal do Brasil	51,541	4,510	47,031	(2,516)	52,073	2,526.0	49,547	(1,325)
Nordeste Logística	65	55	10	(4)	69	55	14	(3)
CBSI - Companhia Brasileira de Serviços de Infraestrutura	115,004	84,601	30,403	10,080	118,553	98,231	20,322	(1,057)
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura			15,225				15,225
CSN Cimentos	4,552,503	546,383	4,006,120	150,805
	52,930,500	38,747,862	16,321,370	4,197,389	36,852,622	28,102,058	10,889,296	624,484
Joint-venture and Joint-operation
Itá Energética S.A.	292,534	25,944	266,590	19,570	268,447	17,365	251,082	6,700
MRS Logística S.A.	2,392,158	1,470,173	921,985	118,054	2,088,151	1,284,265	803,886	37,920
Transnordestina Logística S.A.	4,846,990	3,725,866	1,121,124	(38,980)	4,657,691	3,497,587	1,160,104	(24,264)
Fair Value (*) - Transnordestina			271,116				271,116
Equimac S.A	16,066	6,862	9,204	168	7,536	301	7,235	(68)
	7,547,748	5,228,845	2,590,019	98,812	7,021,825	4,799,518	2,493,423	20,288
Associates
Arvedi Metalfer do Brasil	44,376	31,283	13,093	2,966	40,528	32,490	8,038	(5,956)
	44,376	31,283	13,093	2,966	40,528	32,490	8,038	(5,956)
Classified at fair value through profit or loss (note 15 l)
Panatlântica			205,608				59,879
			205,608				59,879
Other investments
Profits on subsidiaries' inventories			(268,740)	(213,197)			(55,543)	(36,408)
Investment Property			143,180				144,999
Others			63,445	8,112			63,538	(9,952)
			(62,115)	(205,085)			152,994	(46,360)
Total investments			19,067,975	4,094,082			13,603,630	592,456

Classification of investments in the balance sheet
Investments in assets			25,954,377				19,401,494
Investments with negative equity			(7,029,582)				(5,942,863)
Investment Property			143,180				144,999
			19,067,975				13,603,630

(*) As of September 30, 2021 and December 31, 2020, the net balance of R$271,116 refers to the Fair Value generated by the loss of control of Transnordestina Logística SA in the amount of R$659,105 and impairment of R$387,989.

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11.b)	Changes in investments in subsidiaries, jointly controlled companies, joint operations, associates and other investments

		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020

Opening balance of investments (assets)	3,535,906	3,482,974	19,401,494	17,316,463
Opening balance of loss provisions (liabilities)			(5,942,863)	(3,908,563)
Total	3,535,906	3,482,974	13,458,631	13,407,900
Capital increase/acquisition of shares (1)	35,067	3,400	3,889,070	60,361
Dividends (2)		(82,642)	(2,610,634)	(2,496,422)
Comprehensive income (3)	59	6,895	(160,753)	581,514
Update of shares measured at fair value through profit or loss (Note 15 II)	124,542	12,579	124,542	12,579
Sales of equity interest (note 11.d) (4)			(692,115)
Net gain due to increased capital and issued new shares in n investments (note 11.d) (5)			822,093
Equity in results of affiliated companies(6)	202,291	124,324	4,094,082	1,892,686
Amortization of fair value - investment MRS	(8,810)	(11,747)
Others	49	123	(121)	13
Closing balance of investments (assets)	3,889,104	3,535,906	25,954,377	19,401,494
Balance of provision for investments with negative equity (liabilities)			(7,029,582)	(5,942,863)
Total	3,889,104	3,535,906	18,924,795	13,458,631

1.	In June 2021, through CSN Inova Ventures, an investment was made in 2D Materials (2DM) in the amount of US$1,000, corresponding to R$5,037. In January 2021 there was an increase in capital of our subsidiary CSN Cimentos by CSN transfer of net assets (see Note 11.c).

2.	In 2021, it mainly refers to dividends of the subsidiary CSN Mineração SA in the amount of R$2,606,572 (R$2,437,482 on December 31, 2020).

3.	Refers to translation to the reporting currency of the foreign investments of which functional currency is not the Brazilian Reais, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

4.	Refers to the cost of the shares sold in the Initial Public Offering of the subsidiary CSN Mineração S.A. (see Note 11.d)

5.	Refers to the gain in the sale of shares in the Initial Public Offering of the subsidiary CSN Mineração S.A., after the issuance of the shares.

6.	The table below shows the reconciliation of the equity in results of affiliated companies classified as joint venture and associates and the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies.

		Consolidated
	09/30/2021	09/30/2020

Equity in results of affiliated companies
MRS Logística S.A.	236,048	75,821
Transnordestina Logística S.A.	(38,980)	(24,264)
Arvedi Metalfer do Brasil S.A.	2,966	(5,956)
Equimac S.A.	168	(68)
Others	2,089	-
	202,291	45,533
Eliminations
To cost of sales	(54,466)	(26,599)
To taxes	18,518	9,044
Others
Amortizated at fair value - Investment in MRS	(8,810)	(8,810)
Others	6,022	(9,952)
Equity in results	163,555	9,216

11.c)	CSN Cimentos

Drop down - Cement

Our cement operations began in May 2009 with a crushing unit in Volta Redonda/RJ, motivated by the synergy between that activity and the generation of slag produced in our blast furnaces in the Presidente Vargas steel plant (“UPV”), a material used

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as raw material in the production of cement. Located within the UPV premises, in Volta Redonda/RJ, that business unit has an annual capacity of 2.4 million tons of cement type CP-III.

In 2011, our self-production of clinker was initiated after the installation of a furnace in Arcos/MG, with a daily capacity of 2,500 tons, using calcitic limestone extracted in the Bocaina mine, existing in the same location that also supplies steel limestone to UPV. The clinker produced is prioritarily cargoed by rail to our cement plant in Volta Redonda/RJ.

In 2015, the unit in Arcos/MG stared its production of cement with the installation of two vertical crushers with an annual capacity of 2.3 million tons, rising our annual installed capacity to 4.7 million tons. In 2016 a second production line of clinker was assembled, with a furnace for 6,500 tons per day reaching full independence for clinker in the production of cement.

The production in Arcos is primarily of cement type CP-II, basically composed of clinker, slag, limestone and plaster, and the composition of those materials varies depending on the final product intendend. Also, in Arcos, there is extraction of limestone and dolomite destined to UPV.

The cement activities were held by the parent company and, recently, the Company decided to drop down the net assets of cement to a subsidiary named CSN Cimentos. The drop down occurred on January 31, 2021 by an increase in capital of R$2,956,094, upon issuance of 2,956,094,491 common shares, subscribed and paid-up at the same date by CSN through the transfer of net assets related to the cement activities, as detailed described in the Valuation Report approved in the Extraordinary General Meeting.

Find below the breakdown of the net assets contributed:

	12/31/2020	01/31/2021
Assets	Appraisal reports	Close balance
Trade receivables	37,171	54,684
Inventories	134,309	164,460
Other assets	29,186	30,228
Property, plant and equipment	3,151,349	3,129,161
Intangíible assets	8,086	8,086
Liabilities
Trade payables	(253,186)	(278,538)
Other payables current	(42,074)	(34,301)
Lease liabilities	(42,257)	(24,430)
Other provisions	(66,490)	(64,125)
Net assets	2,956,094	2,985,225

•        Acquisition Intention Elizabeth Companies

On June 29, 2021 a Purchase and Sale Agreement was signed for the acquisition of Elizabeth Cimentos S/A and Elizabeth Mineração Ltda. one of the most modern plants in the country, with relevant operations in the Northeast region, especially in Paraíba and Pernambuco. The acquisition of the aforementioned companies will add a production capacity for CSN Cimentos of 1.3 million tons per year. The CSN Cimentos increased its total annual capacity to 6.0 million tons. The deal was valued at R$1.08 billion, involves cash payments, capital contributions and assumption of debt, the outcome of which is expected to occur after approval by the competition authorities. On August 31, 2021 the acquisition was concluded (see note 4).

11.d)	Initial Public Offering of the subsidiary CSN Mineração and treasury shares

On February 17, 2021, the subsidiary CSN Mineração concluded its initial public offering at B3 – Brasil, Bolsa, Balcão. The final prospectus of the public offering consisted of: (i) primary distribution of 161,189,078 shares (“Primary Offering”); and (ii) secondary distribution of 422,961,066 shares, being initially 372,749,743 shares (“Secondary Offering”), increased by 50,211,323 supplementary shares held by CSN (“Supplementary Shares”).

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The price per share (“Price per Share”) was fixed at R$8.50 after the collection of intention of investments collected from institutional buyers in Brasil and abroad.

Upon conclusion of the offering, the Company’s interest in the subsidiary CSN Mineração changed from 87.52% to 78.24%.

•	Primary Distribution of Shares

Upon the primary distribution, CSN Mineração issued 161,189,078 shares (“Primary Offering”) and capitalized the total amount of R$1,370,107 (R$1,347,862, net of transaction costs).

The issuance of 161,189,078 shares diluted the Company’s interest in the capital of CSN Mineração and, accordingly, the Company recognized in other comprehensive income a gain from the change of ownership percentage.

The impact of the transaction is presented below:

Gain on participation in the capital increase	1,060,530
Loss due to dilution of participation with issue of new shares	(231,044)
Equity adjustment by dilution of share percentage	(7,393)
Net gain from the transaction	822,093

•	Secondary Distribution of Shares

Upon the secondary distribution of shares, the Company sold 327,593,584 common shares and, additionally, in March 2021 sold supplementary 50,211,323 common shares, totaling 377,804,907 or 9.3% of shares previously held, in the total amount of R$3,211,342 (R$3,164,612, net of transaction costs). The gain for the sale was recognized as Other Operating Income.

The main impacts of the transaction are presented as follows:

Equity in the transaction	9,947,525
Number of share before initial public offering	5,430,057,060
Cost per share	R$ 1.83

Number of shares sold by CSN	377,804,907
Price per share	R$ 8.50

(+) Net cash generated in the transaction	3,211,342
(-) Transaction cost	(46,730)
(=) net cahs reveivable (a)	3,164,612
(-) Cost of shares(b)	(692,115)
(=) Net gain from the transaction (a)+(b)	2,472,497
•	- Share buyback program of subsidiary CSN Mineração

On March 24, 2021, a Meeting of the Board of Directors of CSN Mineração approved the Share Repurchase Plan, for holding in treasury and subsequent sale or cancellation, pursuant to CVM Instruction 567/2015.

By September 30, 2021, the subsidiary CSN Mineração repurchased 30,191,700 common shares, with an average price of R$5.9866 per share, in the total amount of R$180,820. These shares will be held in treasury for future sale or cancellation

11.e)	Joint ventures and joint operations financial information

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The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

				09/30/2021				12/31/2020
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	33.22%	47.26%	50.00%	48.75%	34.94%	47.26%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	2,061,622	847	5,406	116,570	1,206,484	1,390	1,351	48,919
Advances to suppliers	42,204	1,471	264	982	27,312	1,948		742
Other current assets	643,453	53,080	4,002	95,685	823,204	51,793	2,356	89,521
Total current assets	2,747,279	55,398	9,672	213,237	2,057,000	55,131	3,707	139,182
Noncurrent Assets
Other non-current assets	1,082,914	221,475	22,191	19,908	608,878	225,492		20,807
Investments, PP&E and intangible assets	9,003,684	9,978,874		366,924	8,537,009	9,574,588	11,365	390,672
Total non-current assets	10,086,598	10,200,349	22,191	386,832	9,145,887	9,800,080	11,365	411,479
Total Assets	12,833,877	10,255,747	31,863	600,069	11,202,887	9,855,211	15,072	550,661

Current Liabilities
Borrowings and financing	816,979	277,086	1,895		828,439	241,029
Lease liabilities	309,299				317,526
Other current liabilities	1,195,681	147,386	4,166	37,538	1,117,975	125,794	602	19,721
Total current liabilities	2,321,959	424,472	6,061	37,538	2,263,940	366,823	602	19,721
Noncurrent Liabilities
Borrowings and financing	3,178,367	6,649,195	7,462		2,162,657	6,368,070
Lease liabilities	1,500,308				1,674,594
Other non-current liabilities	886,814	809,893		15,680	788,862	665,653		15,900
Total non-current liabilities	5,565,489	7,459,088	7,462	15,680	4,626,113	7,033,723		15,900
Shareholders’ equity	4,946,429	2,372,187	18,340	546,851	4,312,834	2,454,665	14,470	515,040
Total liabilities and shareholders’ equity	12,833,877	10,255,747	31,863	600,069	11,202,887	9,855,211	15,072	550,661

	01/01/2021 a 09/30/2021				01/01/2020 a 09/30/2020
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	33.22%	47.26%	50.00%	48.75%	34.94%	47.26%	50.00%	48.75%
Statements of Income
Net revenue	3,355,759	138	7,600	172,000	2,614,613	35	650	125,369
Cost of sales and services	(2,129,256)		(6,096)	(60,167)	(1,847,542)		(502)	(55,685)
Gross profit	1,226,503	138	1,504	111,833	767,071	35	147.73812	69,684
Operating (expenses) income	(58,259)	(67,612)	(1,238)	(50,905)	(236,017)	(34,342)	(281)	(48,776)
Financial income (expenses), net	(209,883)	(15,003)	2	(10)	(219,551)	(17,033)	(1)	(109)
Income before income tax and social contribution	958,361	(82,477)	268	60,918	311,503	(51,340)	(134)	20,799
Current and deferred income tax and social contribution	(325,005)			(20,774)	(108,064)		(1)	(7,056)
Profit / (loss) for the period	633,356	(82,477)	268	40,144	203,439	(51,340)	(135)	13,743

11.f)	TRANSNORDESTINA LOGÍSTICA SA (“TLSA”)

It is in the pre-operational phase and should remain so until the completion of Mesh II. The approved schedule, which provided for the completion of the work for January 2017, is currently under discussion with the responsible bodies. Its Management understands that new deadlines for the completion of the project will not substantially negatively imply the expected return on investment.

Management relies on resources from its shareholders and third parties to complete the work, which it expects to be available, based on previously concluded agreements and recent discussions between the parties involved. After evaluating this matter, The Management concluded that the use of the project’s business continuity accounting basis in the preparation of the interim financial information, was considered appropriate.

The assumptions used to evaluate the impairment test in December 2020 remain valid and there is no event to justify the recognition of impairment on September 30, 2021.

11.g)	Investment properties:

The balance of investment properties as of September 30, 2021 is shown below:

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			Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2020	97,610	62,264	159,874	94,431	50,568	144,999
Cost	97,610	86,548	184,158	94,431	74,260	168,691
Accumulated depreciation		(24,284)	(24,284)		(23,692)	(23,692)
Balance at December 31, 2020	97,610	62,264	159,874	94,431	50,568	144,999
Depreciation (note 26)		(2,291)	(2,291)		(1,805)	(1,805)
Transfer of property, plant and equipment	4,065	1	4,066	(133)	133
Acquisition of Elizabeth		1,296	1,296
Transfers to other asset groups	(132)	132
Others				(14)		(14)
Balance at September 30, 2021	101,543	61,402	162,945	94,284	48,896	143,180
Cost	101,543	87,977	189,520	94,284	74,393	168,677
Accumulated depreciation		(26,575)	(26,575)		(25,497)	(25,497)
Balance at September 30, 2021	101,543	61,402	162,945	94,284	48,896	143,180

The Company's management estimate of the fair value of investment properties was made for December 31, 2020. The fair value of investment property on September 30, 2021 is R$1,864,859 (R$1,863,563 on December 31, 2020) and in the parent company is R$1,795,553 (R$1,795,553 on December 31, 2020).

The average estimated useful lives for the periods are as follows (in years):

		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Buildings	27	27	28	28

12.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2020	257,686	2,677,565	12,457,383	26,297	3,680,322	516,668	100,302	19,716,223
Cost	257,686	4,752,412	26,213,225	182,974	3,680,322	634,786	414,705	36,136,110
Accumulated depreciation		(2,074,847)	(13,755,842)	(156,677)		(118,118)	(314,403)	(16,419,887)
Balance at December 31, 2020	257,686	2,677,565	12,457,383	26,297	3,680,322	516,668	100,302	19,716,223
Effect of foreign exchange differences	(1,304)	(2,958)	(2,967)	(271)	(232)	(21)	(8)	(7,761)
Acquisitions			281,358	3,862	1,679,146	41,392	3,665	2,009,423
Capitalized interest (1) (notes 28 and 31)					60,996			60,996
Write-offs (note 27)		(2)	(1,175)	(160)	(2,900)	(38,017)	(918)	(43,172)
Depreciation (note 26)		(114,194)	(1,308,081)	(4,093)		(48,033)	(20,789)	(1,495,190)
Transfers to other asset categories		117,873	1,611,610	1,180	(1,743,252)	-	12,589
Transfers to intangible assets					(18,722)			(18,722)
Right of use - Remesurement						104,453		104,453
Transfers to fixed assets to investment property without cash effect	(4,065)	(1)						(4,066)
Acquisition of Elizabeth	100,489	227,629	278,576	878	16,400		3,173	627,145
Others	(7)		(14)		751		121	851
Balance at September 30, 2021	352,799	2,905,912	13,316,690	27,693	3,672,509	576,442	98,135	20,950,180
Cost	352,799	5,157,248	28,376,476	187,520	3,672,509	729,166	432,233	38,907,951
Accumulated depreciation		(2,251,336)	(15,059,786)	(159,827)		(152,724)	(334,098)	(17,957,771)
Balance at September 30, 2021	352,799	2,905,912	13,316,690	27,693	3,672,509	576,442	98,135	20,950,180

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	Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2020	28,953	1,014,542	7,519,472	8,397	1,652,468	64,659	27,233	10,315,724
Cost	28,953	1,333,345	15,039,880	98,193	1,652,468	107,528	139,806	18,400,173
Accumulated depreciation		(318,803)	(7,520,408)	(89,796)		(42,869)	(112,573)	(8,084,449)
Balance at December 31, 2020	28,953	1,014,542	7,519,472	8,397	1,652,468	64,659	27,233	10,315,724
Acquisitions			36,435	2,137	671,938	571	8	711,089
Capitalized interest (1) (notes 28 and 31)					18,007			18,007
Write-offs (note 27)						(17,073)		(17,073)
Depreciation (note 26)		(13,615)	(604,353)	(1,346)		(6,086)	(4,199)	(629,599)
Drop down of Cements (note 11.c)	(3,350)	(720,068)	(1,643,144)	(687)	(733,706)	(23,697)	(4,509)	(3,129,161)
Transfers to other asset categories		747	875,141	163	(876,904)		853
Transfers to intangible assets					(18,392)			(18,392)
Right of use - Remesurement						(1,331)		(1,331)
Others	8	(1)	(104)					(97)
Balance at September 30, 2021	25,611	281,605	6,183,447	8,664	713,411	17,043	19,386	7,249,167
Cost	25,611	491,674	13,637,063	96,549	713,411	35,091	126,681	15,126,080
Accumulated depreciation		(210,069)	(7,453,616)	(87,885)		(18,048)	(107,295)	(7,876,913)
Balance at September 30, 2021	25,611	281,605	6,183,447	8,664	713,411	17,043	19,386	7,249,167

(*) Refer substantially to: i) in the consolidated picture: assets for railway use, such as yards, rails, mines and dormant;

(1) The costs of capitalized interest is calculated, basically, for Mining and Steel projects that substantially refer, substantially, to:

- Steel: echnological modernization and acquisition of new equipment for the maintenance of the production capacity of the Presidente Vargas Plant (RJ);

- Mining: the expansion of Casa de Pedra (MG) and TECAR (RJ) - see notes 28 and 31.

(i)	Right of use

Below the movements of the right of use recognized on September 30, 2021:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2020	393,015	66,086	51,946	5,621	516,668
Cost	434,689	75,882	81,598	42,617	634,786
Accumulated depreciation	(41,674)	(9,796)	(29,652)	(36,996)	(118,118)
Balance at December 31, 2020	393,015	66,086	51,946	5,621	516,668
Effect of foreign exchange differences		(9)	(8)	(4)	(21)
Addition	1,473	178	36,900	2,840	41,391
Remesurement	62,704	17,889	23,861		104,454
Depreciation	(17,472)	(722)	(18,045)	(11,794)	(48,033)
Write-offs	(16,940)		(20,944)	(133)	(38,017)
Transfers to other asset categories	5,935	(7,860)	(5,935)	7,860
Balance at September 30, 2021	428,715	75,562	67,775	4,390	576,442
Cost	481,619	94,041	108,373	45,133	729,166
Accumulated depreciation	(52,904)	(18,479)	(40,598)	(40,743)	(152,724)
Balance at September 30, 2021	428,715	75,562	67,775	4,390	576,442

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				Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2020	21,081	42,082	1,496	64,659
Cost	37,700	64,003	5,825	107,528
Accumulated depreciation	(16,619)	(21,921)	(4,329)	(42,869)
Balance at December 31, 2020	21,081	42,082	1,496	64,659
Addition			571	571
Drop down of Cements (note 11.c)	(1,808)	(21,497)	(392)	(23,697)
Remesurement	(1,331)			(1,331)
Depreciation	(5,356)	(393)	(337)	(6,086)
Write-offs	(16,940)		(133)	(17,073)
Transfers to other asset categories	5,935	(5,935)
Balance at September 30, 2021	1,581	14,257	1,205	17,043
Cost	15,161	17,034	2,896	35,091
Accumulated depreciation	(13,580)	(2,777)	(1,691)	(18,048)
Balance at September 30, 2021	1,581	14,257	1,205	17,043

The average estimated useful lives for the periods are as follows (in years):

		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Buildings and Infrastructure(1)	34	34	31	42
Machinery, equipment and facilities	19	20	21	21
Furniture and fixtures	13	12	13	13
Others	10	10	12	12

(1) In the Parent Company the reduction is due to the Drop down of the cement assets from CSN to CSN Cimentos S.A..

13.	INTANGIBLE ASSETS

	Consolidated							Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Rights and licenses	Total
Balance at December 31, 2020	3,606,156	278,041	45,665	215,532	3,169,349	2,051	7,316,794	40,236	8,086	48,322
Cost	3,846,563	823,540	182,059	215,532	3,193,787	2,051	8,263,532	131,795	8,088	139,883
Accumulated amortization	(131,077)	(545,499)	(136,394)		(24,438)		(837,408)	(91,559)	(2)	(91,561)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2020	3,606,156	278,041	45,665	215,532	3,169,349	2,051	7,316,794	40,236	8,086	48,322
Effect of foreign exchange differences		(2,807)	(75)	(2,690)		(26)	(5,598)
Acquisitions and expenditures			1,590				1,590
Transfer of property, plant and equipment			18,722				18,722	18,392		18,392
Drop down of Cements (note 11.c)									(8,086)	(8,086)
Amortization (note 26)		(51,232)	(8,468)		(12,712)		(72,412)	(6,433)		(6,433)
Business Combination Elizabeth (note 4)	107,177				305,655		412,832
Balance at September 30, 2021	3,713,333	224,002	57,434	212,842	3,462,292	2,025	7,671,928	52,195		52,195
Cost	3,953,740	813,279	203,079	212,842	3,500,053	2,025	8,685,018	150,186		150,186
Accumulated amortization	(131,077)	(589,277)	(145,645)		(37,761)		(903,760)	(97,991)		(97,991)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at September 30, 2021	3,713,333	224,002	57,434	212,842	3,462,292	2,025	7,671,928	52,195		52,195

(*) Composed mainly of mining rights. Amortization is based on production volume.

The average useful life by nature is as follows (in years):

		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Software	9	9	10	9
Customer relationships	13	13

13.a)	Goodwill impairment test
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Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs) which represent the lowest level of assets or group of assets of the Company. According to CPC 01 (R1) / IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test.

The assumptions used in the calculation of the value in use on December 31, 2020, remain in force and it was not necessary to record impairment losses on the balances of these assets for the period ended September 30, 2021

14.	BORROWINGS AND FINANCING

The balances of loans, financing and debentures that are recorded at amortized cost are as follows:

	Consolidated				Parent Company
	Current Liabilities		Noncurrent Liabilities		Current Liabilities		Noncurrent Liabilities
	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020

Foreign Debt
Floating Rates in US$:
Prepayment	1,170,408	1,119,558	3,787,454	3,457,105	1,102,531	1,118,415	1,071,290	3,067,352
Fixed Rates in US$:
Bonds, Perpetual bonds, Facility, CCE and ACC	302,709	426,676	14,995,801	19,898,213		31,969
Intercompany					345,418	475,035	7,922,215	12,971,249
Fixed interest in EUR
Intercompany					31,692	9,132	1,307,497	1,595,775
Facility	63,471	326,970	94,475	143,503
	1,536,588	1,873,204	18,877,730	23,498,821	1,479,641	1,634,551	10,301,002	17,634,376

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME, Debentures, NCE and CCB	2,449,248	2,282,279	7,070,948	7,716,307	2,188,995	2,234,683	5,017,208	6,838,197
Fixed Rate Securities in R$:
Intercompany					18,749	18,423
	2,449,248	2,282,279	7,070,948	7,716,307	2,207,744	2,253,106	5,017,208	6,838,197
Total Borrowings and Financing	3,985,836	4,155,483	25,948,678	31,215,128	3,687,385	3,887,657	15,318,210	24,472,573
Transaction Costs and Issue Premiums	(47,320)	(29,030)	(204,300)	(70,928)	(25,709)	(29,164)	(38,231)	(48,820)
Total Borrowings and Financing + Transaction cost	3,938,516	4,126,453	25,744,378	31,144,200	3,661,676	3,858,493	15,279,979	24,423,753

14.a)	Borrowing and amortization, financing and debentures

The following table shows amortization and funding during the period:

		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Opening balance	35,270,653	27,967,036	28,282,246	24,099,460
New debts	8,377,312	8,116,247	2,021,005	2,502,457
Repayment	(15,334,408)	(6,448,658)	(11,822,305)	(2,907,845)
Payments of charges	(1,702,971)	(1,922,130)	(599,523)	(1,051,557)
Accrued charges (note 28)	1,641,058	2,002,052	542,460	1,012,750
Acquisition of Elizabeth	382,741
Others(1)	1,048,509	5,556,106	517,772	4,626,981
Closing balance	29,682,894	35,270,653	18,941,655	28,282,246
1.	Including unrealized exchange and monetary variations and funding cost.

On September 30,2021, the Company entered into new debt agreements and amortized borrowings as shown below:

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			Consolidated
			09/30/2021
Nature	New debts	Repayment	Interest payment
Prepayment (1)	2,195,387	(2,176,137)	(111,855)
Bonds, Perpetual bonds, ACC, CCE and Facility (2)	4,991,022	(11,054,284)	(1,314,468)
BNDES/FINAME, Debentures, NCE and CCB (3)	1,190,903	(2,101,798)	(276,508)
	8,377,312	(15,332,219)	(1,702,831)

(1)	During the first quarter of 2021, the Company amortized debts initially scheduled for October 2021 and January 2022 in the amount of US$329 million, equivalent to R$1.9 billion. In June 2021, the Company raised Prepayments through its subsidiary CSN Mineração in the total amount of US$386 million, equivalent to R$1.9 billion. Payments are scheduled from 2021 to 2033

(2)	In the second quarter of 2021 The Company issued debt securities in the foreign market ("Notes"), in the amount of US$850 million, equivalent to R$4.3 billion, through its subsidiary CSN Resources, maturing in 2031. Additionally, it used part of the funds in the amount of US$421 million in the "Tender Offer" of Notes issued by CSN Resources S.A. maturing in 2023. All Notes mentioned above are unconditionally and irrevocably guaranteed by the Company.

In the third quarter, the Company anticipated amortization of Perpetual Bonds in the amount of $1.000 billion from its subsidiary Island XII.

(3)	In the first quarter of 2021 The Company repurchased 450,000 debentures in the amount of R$391 million anticipating maturities scheduled from March 2021 to December 2023.

In July 2021, the subsidiary CSN Mineração approved its first issue of simple debentures, not convertible into shares, of the chirography type, in two (2) series, in the total amount of R$1.0 billion, with market interest and updated by IPCA. The maturity of the Debentures will be 10 years (2031) for the first series and 15 years (2036) for the second series with semi-annual interest payments. For this operation, the Company contracted an interest rate swap.

The following table shows the average interest rates:

		Consolidated		Parent Company
		09/30/2021		09/30/2021
	Average interest rate (i)	Total debt	Average interest rate (i)	Total debt
US$	5.44%	20,256,372	1.23%	10,441,454
EUR	1.50%	157,946	3.58%	1,339,189
R$	7.49%	9,520,196	7.54%	7,224,952
		29,934,514		19,005,595
(i)	To determine the average interest rate on debt contracts with floating rates, the Company used the rates applied on September 30, 2020. In the Parent Company, it considers the interest rate of the contracts intercompany.

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14.b)	Maturities of loans, financing and debentures presented in current and non-current liabilities

			Consolidated			Parent Company
			09/30/2021			09/30/2021
			Principal			Principal
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
2021	83,027	555,547	638,574	355,300	550,717	906,017
2022	1,483,336	2,723,335	4,206,671	1,124,341	2,326,878	3,451,219
2023	1,557,552	2,949,314	4,506,866	1,837,165	2,554,721	4,391,886
2024	451,433	1,301,997	1,753,430	3,443,193	1,045,434	4,488,627
2025	283,719	151,690	435,409	448,750	71,447	520,197
2026	3,623,076	291,912	3,914,988	247,571	221,447	469,018
After 2026	12,932,175	1,546,401	14,478,576	4,324,323	454,308	4,778,631
	20,414,318	9,520,196	29,934,514	11,780,643	7,224,952	19,005,595

•      Covenants

The Company’s borrowing agreements provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the publication of its audited financial statements within the regulatory terms or payment of commission for assumption of risks if the indicator of net debt to EBITDA reaches the levels set out in such agreements. Until now, the Company is in compliance with all financial and non-financial obligations (covenants) of its current contracts.

At the moment, the Company is in compliance with the financial and non-financial obligations (covenants) of its agreements in force.

15.	FINANCIAL INSTRUMENTS

I - Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate, swap interest and derivatives with commodities.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity. Considering the term and characteristics of these instruments, fair values do not differ from the recorded amounts.

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•	Classification of financial instruments

							Consolidated
Consolidated				09/30/2021			12/31/2020
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	5		15,255,105	15,255,105		9,944,586	9,944,586
Short-term investments	6	2,565,009	625,580	3,190,589	3,305,109	478,253	3,783,362
Trade receivables	7		3,242,438	3,242,438		2,867,352	2,867,352
Dividends and interest on equity	10		208,672	208,672		38,088	38,088
Derivative financial instruments	10	82,736		82,736
Trading securities	10	13,659		13,659	5,065		5,065
Loans - related parties	10		2,893	2,893
Total		2,661,404	19,334,688	21,996,092	3,310,174	13,328,279	16,638,453

Non-current
Investments	6		141,544	141,544		123,409	123,409
Other trade receivables	10		2,345	2,345		2,445	2,445
Eletrobrás compulsory loan	10		862,059	862,059		852,532	852,532
Receivables by indemnity	10		530,468	530,468		517,183	517,183
Loans - related parties	10		1,115,612	1,115,612		966,050	966,050
Investments	11	205,608		205,608	59,879		59,879
Total		205,608	2,652,028	2,857,636	59,879	2,461,619	2,521,498

Total Assets		2,867,012	21,986,716	24,853,728	3,370,053	15,789,898	19,159,951

Liabilities
Current
Borrowings and financing	14		3,985,836	3,985,836		4,155,483	4,155,483
Trade payables	18		6,567,758	6,567,758		4,819,539	4,819,539
Trade payables -drawee risk	16		3,459,394	3,459,394		623,861	623,861
Dividends and interest on capital	16		2,535	2,535		946,133	946,133
Leases	17		105,752	105,752		93,626	93,626
Derivative financial instruments					8,722		8,722
Total			14,121,275	14,121,275	8,722	10,638,642	10,647,364

Non-current
Borrowings and financing	14		25,948,678	25,948,678		31,215,128	31,215,128
Trade payables	18		104,400	104,400		543,527	543,527
Derivative financial instruments		99,012		99,012	97,535		97,535
Leases	17		496,134	496,134		436,505	436,505
Total		99,012	26,549,212	26,648,224	97,535	32,195,160	32,292,695

Total Liabilities		99,012	40,670,487	40,769,499	106,257	42,833,802	42,940,059

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							Parent Company
Parent Company				09/30/2021			12/31/2020
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	5		1,570,810	1,570,810		4,647,125	4,647,125
Short-term investments	6	2,565,009	411,598	2,976,607	3,305,109	475,782	3,780,891
Trade receivables	7		3,260,212	3,260,212		1,549,703	1,549,703
Dividends and interest on equity	10		193,685	193,685		329,413	329,413
Trading securities	10	13,529		13,529	4,927		4,927
Loans - related parties	10		2,893	2,893		53,718	53,718
Total		2,578,538	5,439,198	8,017,736	3,310,036	7,055,741	10,365,777

Non-current
Investments	6		126,631	126,631		123,409	123,409
Other trade receivables	10		1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	10		861,204	861,204		851,713	851,713
Receivables by indemnity	10		530,468	530,468		517,183	517,183
Loans - related parties	10		1,245,504	1,245,504		1,007,677	1,007,677
Investments	11	205,608		205,608	59,879		59,879
Total		205,608	2,764,810	2,970,418	59,879	2,500,985	2,560,864

Total Assets		2,784,146	8,204,008	10,988,154	3,369,915	9,556,726	12,926,641

Liabilities
Current
Borrowings and financing	14		3,687,385	3,687,385		3,887,657	3,887,657
Trade payables	18		4,321,763	4,321,763		4,133,089	4,133,089
Trade payables -drawee risk	16		3,459,394	3,459,394		623,861	623,861
Dividends and interest on capital	16		2,534	2,534		901,983	901,983
Leases	17		7,300	7,300		26,546	26,546
Total			11,478,376	11,478,376		9,573,136	9,573,136

Non-current
Borrowings and financing	14		15,318,210	15,318,210		24,472,573	24,472,573
Trade payables	18		54,702	54,702		376,753	376,753
Derivative financial instruments		99,012		99,012	97,535		97,535
Leases	17		11,686	11,686		40,561	40,561
Total		99,012	15,384,598	15,483,610	97,535	24,889,887	24,987,422

Total Liabilities		99,012	26,862,974	26,961,986	97,535	34,463,023	34,560,558

•	Fair value measurement

The table below shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

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Consolidated			09/30/2021			12/31/2020
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Financial investments	2,565,009		2,565,009	3,305,109		3,305,109
Derivative financial instruments		82,736	82,736
Trading securities	13,659		13,659	5,065		5,065
Non-current
Financial assets at fair value through profit or loss
Investments	205,608		205,608	59,879		59,879
Total Assets	2,784,276	82,736	2,867,012	3,370,053		3,370,053

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments					8,722	8,722
Non-current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		99,012	99,012		97,535	97,535
Total Liabilities		99,012	99,012		106,257	106,257

Level 1 - Data are prices quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

There are no assets or liabilities classified as level 3.

II - Investments in securities valued at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Usiminas (“Usiminas shares”) and shares of Panatlântica SA (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment item. They are recorded at fair value (fair value), based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

Class of shares	09/30/2021				Sales of shares				12/31/2020				09/30/2021
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Share price	Net cash received	Net gain from the transaction	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss for the period in 2021 (notes 27 and 28)
USIM3	106,620,851	15.12%	15.72	1,676,080	(535,800)	23.57	12,627	3,569	107,156,651	15.19%	15.69	1,681,288	7,418
USIM5	55,144,456	10.07%	16.12	888,929	(56,000,000)	23.12	1,294,720	502,275	111,144,456	20.29%	14.61	1,623,821	559,829
				2,565,009			1,307,347	505,844				3,305,109	567,247
PATI3	2,705,726	11.31%	75.99	205,608					2,065,529	11.31%	28.99	59,879	124,542
				2,770,617			1,307,347	505,844				3,364,988	691,789

In May 2021 the Company sold 535,800 common shares (USIM3) in the amount of R$12,627 and sold 56,000,000 preferred shares (USIM5) in the amount of R$1,294,720, totaling R$1,307,347.

III - Financial risk management:

The Company uses risk management strategies with guidance on the risks incurred by us. The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

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Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

15.a)	Exchange rate, market price and interest rate risk:

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is called natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of September 30, 2021 is shown below:

		09/30/2021
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	1,884,160	6,778
Trade receivables	171,873	3,771
Iron ore derivative	12,945
Financial investments	23,280
Other assets	50,239	5,876
Total Assets	2,142,497	16,425
Borrowings and financing	(3,724,098)
Trade payables	(449,232)	(8,937)
Other liabilities	(7,462)	(1,130)
Total Liabilities	(4,180,792)	(10,067)
Foreign exchange exposure	(2,038,295)	6,358
Cash flow hedge accounting	3,705,350
Exchange rate swap CDI x Dollar	(67,000)
Net foreign exchange exposure	1,600,055	6,358

CSN uses as a strategy the Hedge Accounting, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of September 30, 2021 as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				09/30/2021
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.4394	5.6423	6.7993	8.1591
EUR	6.2983	6.5699	7.8729	9.4475
USD x EUR	1.1579	1.1644	1.4474	1.7369

The effects on the result, considering scenarios 1 and 2 are shown below:

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					09/30/2021
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(2,038,295)	Dollar	(413,570)	(2,771,775)	(5,543,551)

Cash flow hedge accounting	3,705,350	Dollar	751,816	5,038,720	10,077,440

Exchange rate swap CDI x Dollar	(67,000)	Dollar	(13,594)	(91,110)	(182,220)

Net exchange position	1,600,055	Dollar	324,652	2,175,835	4,351,669

Net exchange position	6,358	Euro	4,084	9,422	24,969

Exchange rate swap Dollar x Euro	71,750	Dollar	6,642	(82,158)	(140,716)

(*) The probable scenarios were calculated considering the following variations for risks: Real x Dollar - devaluation of the Real by 3.73% / Real x Euro – devaluation of the Real by 10.84% / Euro x Dollar - appreciation of Euro by 0.53%. Source: Central Bank of Brazil and European Central Bank quotations on Oct 21,2021.

•	Stock market price risks

The Company is exposed to the risk of changes in share prices due to investments valued at fair value through the result that are quoted based on the market price at B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for share price risks. The Company considered scenarios 1 and 2 to be 25% and 50% devaluation in the share price using the closing price on September 30, 2021 as a reference. The probable scenario considered a 5% devaluation in the share price.

The effects on the result, considering the probable scenarios, 1 and 2 are shown below:

		09/30/2021
Class of shares	Probable scenario	Scenario 1	Scenario 2
	5%	25%	50%
USIM3	(83,804)	(419,020)	(838,040)
USIM5	(44,446)	(222,232)	(444,464)
PATI3	(10,280)	(51,402)	(102,804)

•	Interest rate risk:

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TJLP and Libor, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of September 30, 2021 as a reference.

The interest rates used in the sensitivity analysis and their respective scenarios are shown below:

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			09/30/2021
Interest	Interest rate	Scenario 1	Scenario 2
CDI	6.15%	7.69%	9.23%
TJLP	4.88%	6.10%	7.32%
LIBOR	0.16%	0.20%	0.24%

The effects on the result, considering scenarios 1 and 2 are shown below:

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	6.15	2,166,555	(4,958,072)	(2,963,196)	(3,006,115)	(3,049,035)
TJLP	4.88		(815,237)	(855,020)	(864,966)	(857,010)
Libor	0.16		(4,913,736)	(4,921,525)	(4,923,472)	(4,921,914)

(*) The sensitivity analysis is based on the premise of maintaining the market values as of September 30, 2021 as a probable scenario recorded in the company’s assets and liabilities.

•	Market price risk:

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures and options.

Sensitivity analysis for price risks “Platts index”

The cash flow hedge accounting - "Platts" index was settled on October 2, 2021 in the amount of R$71,936 and no change occurred.

15.b)	Instruments protection: Derivatives and Hedge accounting cash flow and net investment hedge in foreign subsidiaries

• Derivative financial instruments portfolio position

Swap exchange rate Dollar x Euro

The subsidiary Lusosider has derivative transactions to hedge its dollar exposure against the euro.

Swap exchange rate CDI x Dollar

The Company has derivative transactions with Banco Bradesco to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67 million (equivalent to R $ 278 million) at a cost compatible with that usually practiced by the Company.

Additionally, in 2021, the Company sold US$100 million in NDF (Non-Deliverable Forward) with maturity in September 2021.

Swap exchange rate CDI x IPCA

The subsidiary CSN Mineração has a derivative operation to protect its exposure to the IPCA.

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							Consolidated
							09/30/2021
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2021 (note 28)
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)

Exchange rate swap Dollar x Real	Settled	Dollar					37,322
Total dollar x real swap (NDF)							37,322

Exchange rate swap Dollar x Euro	09/15/2021 a 11/26/2021	Dollar	71,750	356,384	(351,719)	4,665	14,303
Exchange rate swap Dollar x Euro	Settled	Dollar					5,335
Total dollar-to-euro swap			71,750	356,384	(351,719)	4,665	19,638

Exchange rate swap CDI x Dollar	02/10/2023	Dollar	(67,000)	291,861	(390,873)	(99,012)	(7,151)
Total Swap CDI x dollar			(67,000)	291,861	(390,873)	(99,012)	(7,151)

Interest rate (Debentures) CDI x IPCA	07/15/2036	Real	523,552	604,476	(622,722)	(18,246)	(17,035)
Interest rate (Debentures) CDI x IPCA	07/15/2031	Real	476,448	458,381	(472,550)	(14,169)	(15,380)
Total interest rate (Debentures) CDI x IPCA			1,000,000	1,062,857	(1,095,272)	(32,415)	(32,415)

				3,422,204	(3,675,728)	(253,524)	17,394

•	Cash flow hedge accounting

Foreign exchange hedge accounting

The Company formally designates cash flow hedge relationships for the protection of highly probable future cash flows exposed to the dollar related to sales made in dollars.

In order to better reflect the accounting effects of the currency hedge strategy in the results, CSN has designated part of its dollar liabilities as a hedging instrument of its future exports. With this, the exchange variation arising from the designated liabilities will be temporarily recorded in the net equity and will be taken to the result when these exports occur, thus allowing the recognition of the dollar fluctuations on the liabilities and on the exports to be recorded at the same moment. It is noteworthy that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of foreign exchange hedge accounting as of September 30, 2021:

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									09/30/2021
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000	(60,000)	(33,016)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.2850	100,000	(100,000)	(52,436)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.2850	30,000	(24,000)		(24,983)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3254	100,000	(100,000)		(78,764)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	25,000	(24,150)		(19,511)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	70,000	(56,000)		(56,315)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	30,000	(24,000)		(24,135)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3815	30,000	(24,000)		(23,825)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - October 2022	3.3940	355,000	(343,000)	(108,874)	(47,351)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(820,045)		(745,150)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(261,261)	(21,781)	(1,796,130)
10/1/2020	Bonds with no maturity date and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 - December 2050	4.0745	1,416,000	(187,000)	(101,365)	(1,542,004)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2017 - January 2028	4.2064	1,000,000			(1,233,000)
Total						5,728,806	(2,023,456)	(317,472)	(5,591,168)

(*) On September 30, 2021, the amount of (R$317,472) was recorded in Other Operating Expenses. As of September 30, 2020, (R$1,481,672).

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The changes in the hedge accounting amounts recognized in shareholders’ equity as of September 30, 2021 are as follows:

				Parent Company
	12/31/2020	Movement	Realization	09/30/2021
Cash flow hedge accounting	5,125,058	783,582	(317,472)	5,591,168

The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 27.

As of September 30, 2021, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for hedge accounting ineffectiveness was recognized.

Cash flow hedge accounting - “Platts” index

The Company has iron ore derivative instruments, entered into by its subsidiary CSN Mineração S.A., in order to reduce the volatility of its exposure to the commodity, the operations were settled on October 02, 2021

The Company formally designated the hedge relationship and, consequently, applied the hedge accounting with the derivative instrument designated as hedging instrument and the Platts index applicable to a portion of its highly probable future sales of iron ore was designated as the hedged item. Accordingly, fluctuations of the “Platts” index will be initially recorded in the shareholders’ equity as Other Comprehensive Income and will be reclassified to the income statement when the referred sales occur.

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The table below shows the result of the derivative instrument on September 30, 2021:

				09/30/2021	09/30/2021	09/30/2020	09/30/2021	09/30/2020
		Appreciation (R$)		Fair value (market)	Other income and expenses (note 27)		Exchange variation
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
09/02/2020 (Settled)	Platts					(31,678)		(136)
10/02/2020 (Settled)	Platts					(132,997)		(8,966)
11/04/2020 (Settled)	Platts							(6,907)
12/02/2020 (Settled)	Platts							(1,501)
02/02/2021 (Settled)	Platts				(36,405)		(2,690)
03/02/2021 (Settled)	Platts				(34,116)		(2,870)
04/02/2021 (Settled)	Platts				11,961		59
05/04/2021 (Settled)	Platts				(30,226)		1,133
05/12/2021 (Settled)	Platts				(37,594)		2,308
06/02/2021 (Settled)	Platts				(134,768)		10,880
07/02/2021 (Settled)	Platts				(76,330)		5,638
08/02/2021 (Settled)	Platts				7,088		(305)
09/02/2021 (Settled)	Platts				233,546		(182)
2/10/2021	Platts	162,915	(90,979)	71,936	69,116		2,819
		162,915	(90,979)	71,936	(27,728)	(164,675)	16,790	(17,510)

The change in the amounts related to cash flow hedge accounting - “Platts” index recorded in shareholders’ equity on September 30, 2021 is shown as follows:

	12/31/2020	Movement	Realization	09/30/2021
Cash flow hedge accounting–“Platts”	825	26,903	(27,728)
Income tax and social contribution on cash flow hedge accounting	(280)	(9,148)	9,428
Fair Value of cash flow accounting - Platts, net	545	17,755	(18,300)

Cash flow hedge accounting - index “Platts” has been fully effective since the inception of the derivative instruments.

The Company prepares formal documentation indicating how the designation of the hedge accounting cash flow - “Platts” index is aligned with CSN’s risk management objective and strategy, identifying the hedging instruments used, the hedged item, the nature of the risk to be hedged and demonstrating the effectiveness of the hedge relationships, debt instruments and iron ore derivative instruments (index “Platts”) in amounts equivalent to the portion of future sales, comparing the designated amounts with the expected values in accordance with its budgets.

•	Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's accounts as of December 31, 2020. The balance recorded on September 30, 2021 and December 31, 2020 is R$6,293.

•	Classification of derivatives in the balance sheet and income

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							09/30/2021	09/30/2020
Instruments	Assets		Liabilities			Other operating income expenses	Financial income (expenses), net (note 28)
	Current	Total	Current	Non-current	Total
Exchange rate swap Dollar x Real							37,322
Exchange rate swap Dollar x Euro	4,665	4,665					19,638	(1,316)
Exchange rate swap GBP x Euro								(602)
Exchange rate swap CDI x Dollar				(99,012)	(99,012)		(7,151)	(133,659)
Iron ore derivative	71,936	71,936				(27,728)	16,790	(17,510)
Interest rate swap CDI x IPCA			(32,415)		(32,415)		(32,415)
	76,601	76,601	(32,415)	(99,012)	(131,427)	(27,728)	34,184	(153,087)

15.c)	Liquidity risk

It is the risk that the Company may not have sufficient net funds to settle its financial commitments, as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings and financing and debentures are presented in note 14.

The following are the contractual maturities of financial liabilities including interest.

					Consolidated
At September 30, 2021	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 14)	3,985,836	5,366,275	6,103,827	14,478,576	29,934,514
Lease Liabilities (note 17)	105,752	161,119	131,592	203,423	601,886
Derivative financial instruments (note 15 I)		99,012			99,012
Trade payables (note 18)	6,567,758	77,858	26,542		6,672,158
Trade payables - Drawee Risk (note 16)	3,459,394				3,459,394
Dividends and interest on equity (note 16)	2,535				2,535
	14,121,275	5,704,264	6,261,961	14,681,999	40,769,499

IV – Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their amortized cost, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		09/30/2021		12/31/2020
	Closing Balance	Fair value	Closing Balance	Fair value
Perpetual bonds (1)			5,203,773	5,157,465
Fixed Rate Notes	15,218,567	15,589,035	15,067,341	15,744,067

(1)	The Perpetual Bond was settled on September 23, 2021

15.d)	Credit risk

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company practices a detailed analysis of the financial position of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

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With respect to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

15.e)	Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	09/30/2021	12/31/2020
Shareholder's equity (equity)	23,302,095	11,251,505
Borrowings and Financing (Third-party capital)	29,682,894	35,270,653
Gross Debit/Shareholder's equity	1.27	3.13

16.	OTHER PAYABLES

The other obligations classified in current and non-current liabilities have the following composition:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Payables to related parties (note 22 a)	37,524	70,458	64,377	78,083	268,218	250,330	148,625	222,834
Derivative financial instruments (note 15 I)		8,722	99,012	97,535			99,012	97,535
Dividends and interest on capital (note 15 I)	2,535	946,133			2,534	901,983
Advances from customers (1)	2,838,239	1,100,772	1,125,572	1,725,838	137,880	196,595
Taxes in installments	53,077	45,331	158,503	160,247	6,706	9,806		1,320
Profit sharing - employees	205,918	150,341			126,989	109,482
Taxes payable			10,108	38,493			8,145	32,289
Provision for consumption and services	198,549	175,242			102,562	97,221
Third party materials in our possession	648,628	84,832			632,634	55,334
Trade payables - Drawee Risk (note 16)	3,459,394	623,861			3,459,394	623,861
Trade payables (note 18)			104,400	543,527			54,702	376,753
Lease Liabilities (note 17)	105,752	93,626	496,134	436,505	7,300	26,546	11,686	40,561
Other payables	74,540	58,321	62,044	65,108	8,743	31,030
	7,624,156	3,357,639	2,120,150	3,145,336	4,752,960	2,302,188	322,170	771,292

1.	Advances from customers: During 2019, the Company received in advance, through its subsidiary CSN Mineração, the total amount of US$746 million (R$2,907 million) related to supply contracts for approximately 33 million tons of iron ore signed with an important international player, the term for the execution of the contracted volumes is 5 years. On July 16, 2020, the Company concluded the contract for the additional supply of approximately 4 million tons of iron ore, and the amount received in advance, on August 28, 2020, was US$ 115 million (R$629 million). The term for the execution of the contract is 3 years.

Price adjustment overpayments made as a result of the provisional price charged when invoices were issued, subject to adjustments based on the Platts index for the period determined in the sales contract. With the recent fall of the Platts index, the subsidiary CSN Mineração recognized on September 30, 2021, the amount of R$1.8 billion in advance payments from customers.

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17.	LEASE LIABILITIES

Lease liabilities are shown below:

		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Leases	1,793,793	1,623,523	21,492	76,333
Present value adjustment - Leases	(1,191,907)	(1,093,392)	(2,506)	(9,226)
	601,886	530,131	18,986	67,107
Classified:
Current	105,752	93,626	7,300	26,546
Non-current	496,134	436,505	11,686	40,561
	601,886	530,131	18,986	67,107

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading coal and iron ores and the Container Terminal - TECON, with remaining terms of 27 and 31 years, respectively , and lease agreement for railway operation using the Northeast network with a remaining term of 7 years.

Additionally, the Company has property lease agreements, used as operational facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 2, 5 and 15 years.

CSN also has lease contracts for operating equipment, used in mining operations and in the steel industry, with terms of 2 to 5 years.

The present value of future obligations was measured using the implicit rate observed in the contracts and for contracts that did not have a rate, the Company applied the incremental rate of loans - IBR, both in nominal terms.

The movement of lease liabilities is shown in the table below:

		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Opening balance	530,131	474,390	67,107	45,940
New leases	45,076	52,835	578	29,714
Present Value Adjustments - New leases	(3,684)	(6,511)	(7)	(3,822)
Contract review	105,636	63,250	(1,331)	21,503
Write-off	(38,626)	(7,757)	(17,073)	(4,465)
Payments	(81,696)	(103,648)	(7,485)	(25,732)
Interest appropriated	45,172	54,236	1,627	3,969
Drop down of Cements (note 11.c)			(24,430)
Exchange variation	(123)	3,336
Net balance	601,886	530,131	18,986	67,107

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of September 30, 2021, the expected minimum payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	110,970	414,965	1,267,858	1,793,793
Present value adjustment - Leases	(5,218)	(122,254)	(1,064,435)	(1,191,907)
	105,752	292,711	203,423	601,886

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•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Leases	1,779,928	1,603,100	20,108	70,647
Present value adjustment - Leases	(1,190,903)	(1,091,275)	(2,346)	(8,136)
Potencial PIS and COFINS credit	164,643	148,287	1,860	6,535
Present value adjustment – Potential PIS and COFINS credit	(110,159)	(100,943)	(217)	(753)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability are:

	Consolidated
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Contract less than 12 months	64	549	64
Lower Assets value	2,636	6,954	1,091	3,814
Variable lease payments	403,699	181,643	113,410	62,867
	406,399	189,146	114,565	66,681

	Parent Company
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Lower Assets value	211	3,197	86	2,013
Variable lease payments	7,372	13,468	2,822	4,885
	7,583	16,665	2,908	6,898

In accordance with the guidelines of CPC 06 (R2) / IFRS 16, the Company uses the discounted cash flow technique to measure and remeasurate liabilities and use rights, without considering the projected inflation in the flows to be discounted.

Considering Circular Letter / CVM / SNC / SEP No. 02/2019, the Company discloses below the comparative balances of lease liabilities, right to use, financial expenses and depreciation expenses with the use of rates in real terms to discount a present value of flows also in real terms.

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18.	TRADE PAYABLES

		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Trade payables	6,756,140	5,487,640	4,437,479	4,588,207
(-) Adjustment present value	(83,982)	(124,574)	(61,014)	(78,365)
	6,672,158	5,363,066	4,376,465	4,509,842

Classified:
Current	6,567,758	4,819,539	4,321,763	4,133,089
Non-current	104,400	543,527	54,702	376,753
	6,672,158	5,363,066	4,376,465	4,509,842

The Company classifies the drawee risk and forfaiting transactions with suppliers as other liabilities (see Note 16).These transactions are negotiated with financial institutions by which the suppliers anticipate the receipt for their sale of goods to us, and, consequently, the postponement the payment of the Company's own obligations. The transactions are not mandatory and are dependent upon the acceptance by the suppliers. The Company is not reimbursed and/or benefitted by the financial institutions with discounts for payments realized before maturity dates agreed with the suppliers. Also, in the case of judicial execution, there is no change in the degree of subordination of the invoices nor changes in the commercial conditions agreed between the Company and the suppliers.

19.	INCOME TAX AND SOCIAL CONTRIBUTION

19.a)	Tax of income and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the year are as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Income tax and social contribution income (expense)
Current	(3,659,481)	(1,417,701)	(704,738)	(704,739)
Deferred	(286,915)	77,474	(706,547)	(37,058)
	(3,946,396)	(1,340,227)	(1,411,285)	(741,797)

				Parent Company
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Income tax and social contribution income (expense)
Current	(427,045)	(121,751)	(183,678)	(5,551)
Deferred	(469,233)	(597)	(815,045)	706
	(896,278)	(122,348)	(998,723)	(4,845)

The reconciliation of income and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

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				Consolidated
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Profit/(Loss) before income tax and social contribution	16,481,021	1,736,013	2,735,937	2,003,392
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(5,603,547)	(590,244)	(930,219)	(681,153)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	58,606	6,129	33,294	9,829
Difference Tax Rate in companies abroad	(333,105)	(542,258)	(218,593)	(112,468)
Tax loss carryforwards without recognizing deferred taxes	(24,175)	(28,613)	(25,796)	(6,547)
Indebtdness limit	(5,623)	(22,392)		(9,846)
Unrecorded deferred taxes on temporary differences	28,380	3,771	23,992	3,842
Reversal for deferred income tax and social contribution credit	1,603,085	(212,310)	(611,636)	71,142
Tax incentives	68,761	6,129	38,741	197
Interest on equity		76,038
Other permanent exclusions (additions) (i)	261,222	(36,477)	278,932	(16,793)
Income tax and social contribution in net income for the period	(3,946,396)	(1,340,227)	(1,411,285)	(741,797)
Effective tax rate	24%	77%	52%	37%
				Parent Company
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Profit/(Loss) before income tax and social contribution	12,251,601	187,461	2,148,260	1,085,631
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(4,165,544)	(63,737)	(730,408)	(369,115)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	1,391,988	201,435	44,990	316,343
Indebtdness limit	(5,623)	(22,392)		(9,846)
Reversal for deferred income tax and social contribution credit	1,603,085	(212,310)	(611,636)	71,142
Interest on equity		(1,145)		(1,145)
Tax incentives	29,702		23,927
Other permanent exclusions (additions) (i)	250,114	(24,199)	274,404	(12,224)
Income tax and social contribution in net income for the period	(896,278)	(122,348)	(998,723)	(4,845)
Effective tax rate	7%	65%	46%	0.4%

(i) In September 2021 the Company recognized a credit for the unconstitutionality of the incidence of IRPJ and CSLL on amounts referring to the SELIC rate received due to the repetition of undue tax payment (see note 9).

19.b)	Deferred income tax and social contribution

Deferred income tax and social contribution balances are as follows:

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					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2020	Shareholders' Equity	P&L	Others	09/30/2021

Deferred
Income tax losses	1,848,999		(240,497)		1,608,502
Social contribution tax losses	688,208		(76,555)		611,653
Temporary differences	718,903	491,781	30,137	(4,019)	1,236,802
- Provision for tax. social security, labor, civil and environmental risks	279,149		(15,972)		263,177
- Asset impairment losses	161,016		97,067		258,083
- (Gains)/losses on financial instruments	5,027		(7,845)		(2,818)
- Actuarial liability (pension and healthcare plan)	262,457		1,360		263,817
- Accrued supplies and services	154,452		(368)		154,084
- Unrealized exchange variation (1)	1,152,326		(1,232,731)		(80,405)
- Gain upon loss of control in Transnordestina	(92,180)				(92,180)
- Cash flow hedge accounting	1,742,800	158,477			1,901,277
- Acquisition at fair value of SWT and CBL	(212,015)	7,929	19,443		(184,643)
- Deferred taxes not computed	(317,927)		20,451		(297,476)
- (Losses) estimated /reversals to deferred taxes credits	(1,347,468)	322,456	1,033,565		8,553
- Business Combination	(1,015,049)		(43,038)		(1,058,087)
- Others	(53,685)	2,919	158,205	(4,019)	103,420
Total	3,256,110	491,781	(286,915)	(4,019)	3,456,957

Total Deferred Assets	3,874,946				4,019,286
Total Deferred Liabilities	(618,836)				(562,329)
Total Deferred	3,256,110				3,456,957

				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2020	Shareholders' Equity	P&L	09/30/2021

Deferred tax assets
Income tax losses	1,680,700		(193,493)	1,487,207
Social contribution tax losses	627,382		(69,112)	558,270
Temporary differences	1,491,625	480,933	(206,628)	1,765,930
- Provision for tax. social security, labor, civil and environmental risks	202,467		(9,553)	192,914
- Asset impairment losses	100,005		(5,717)	94,288
- (Gains)/losses on financial instruments	5,026		(7,845)	(2,819)
- Actuarial liability (pension and healthcare plan)	264,192			264,192
- Accrued supplies and services	132,892		1,370	134,262
- Unrealized exchange variation (1)	1,152,325		(1,230,088)	(77,763)
- Gain) in control loss on Transnorderstina	(92,180)			(92,180)
- Cash flow hedge accounting	1,742,520	158,477		1,900,997
- (Losses) estimated /reversals to deferred taxes credits	(1,356,021)	322,456	1,033,565
- Business Combination	(721,992)			(721,992)
- Others	62,391		11,640	74,031
Total	3,799,707	480,933	(469,233)	3,811,407

Total Deferred Assets	4,627,332			4,987,057
Total Deferred Liabilities	(827,625)			(1,175,650)
Total Deferred	3,799,707			3,811,407

(1) The Company taxes exchange variations on a cash basis to calculate income tax and social contribution on net income.

The Company has in its corporate structure subsidiaries abroad, whose income are taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2016 and 2021, these subsidiaries generated income in the amount of R$1,404,325. If the Brazilian tax authorities understand that these profits are subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$453,167. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the interim financial statement.

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In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and and recognized in the 3rd quarter of 2021 the credit for the unconstitutionality of the incidence of IRPJ and CSLL on late payment interest amounts referring to the SELIC rate received due to the repetition of undue tax payment.

19.c)Income	tax and social contribution recognized in equity:

Income tax and social contribution recognized directly in equity are shown below:

		Consolidated	Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Income tax and social contribution
Actuarial gains on defined benefit pension plan	170,681	170,604	172,520	172,520
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(172,520)	(172,520)	(172,520)	(172,520)
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	1,900,997	1,742,520	1,900,997	1,742,520
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(1,420,064)	(1,742,520)	(1,420,064)	(1,742,520)
	153,744	(327,266)	155,583	(325,350)

20.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL, ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows :

				Consolidated	Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Tax	115,482	134,645	70,430	67,819	38,186	61,004	48,923	49,078
Social security	1,621	8,170			1,621	7,948
Labor	318,421	328,334	238,089	212,737	217,615	234,333	169,118	159,138
Civil	135,789	151,776	18,279	17,683	103,709	121,989	12,390	11,840
Environmental	16,914	12,463	2,474	2,444	13,452	10,341	991	960
Deposit of a guarantee			29,396	24,434
	588,227	635,388	358,668	325,117	374,583	435,615	231,422	221,016

Classified:
Current	82,285	81,073			38,931	34,458
Non-current	505,942	554,315	358,668	325,117	335,652	401,157	231,422	221,016
	588,227	635,388	358,668	325,117	374,583	435,615	231,422	221,016

The changes in tax, social security, labor, civil and environmental provisions in the year ended September 30, 2021 can be summarized as follows:

						Consolidated
	Current + Non-current
Nature	12/31/2020	Additions	Accrued charges	Net utilization of reversal	Acquisition of Elizabeth	09/30/2021
Tax	134,645	6,858	5,329	(36,253)	4,903	115,482
Social security	8,170	16	77	(6,642)		1,621
Labor	328,334	31,165	29,366	(70,444)		318,421
Civil	151,776	2,038	16,608	(34,633)		135,789
Environmental	12,463	1,597	1,018	1,836		16,914
	635,388	41,674	52,398	(146,136)	4,903	588,227

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						Parent Company
	Current + Non-current
Nature	12/31/2020	Additions	Accrued charges	Net utilization of reversal	Drop down of Cements (note 11.c)	09/30/2021
Tax	61,004	1,954	2,274	(27,046)		38,186
Social security	7,948	16	77	(6,420)		1,621
Labor	234,333	22,938	18,573	(46,895)	(11,334)	217,615
Civil	121,989	1,534	12,706	(30,814)	(1,706)	103,709
Environmental	10,341	161	860	2,288	(198)	13,452
	435,615	26,603	34,490	(108,887)	(13,238)	374,583

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liability from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

▪	Administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectation, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance at September 30, 2021 and December 31, 2020.

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		Consolidated
	09/30/2021	12/31/2020
Assessment Notice and imposition of fine (AIIM) / Tax Enforcement - Income tax and social contribution - Capital gain on sale of NAMISA's shares	12,920,896	12,694,021
Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	4,209,251	3,930,093
Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement- Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	1,999,680	1,956,898
Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011, 2012, 2014 and 2015	3,521,208	3,461,574
Tax foreclosures - ICMS - Electricity credits	859,810	841,401
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,649,555	1,845,379
Disallowance of the ICMS credits - Transfer of iron ore	610,240	624,645
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	323,848	317,848
Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	595,753	583,478
Assessment Notice- IRRF- Capital Gain of CFM vendors located abroad	264,782	260,326
CFEM – difference of understanding between CSN and DNPM on the calculation basis	1,071,559	1,051,661
Assessment Notice- ICMS- questions about sales for incentive area	1,133,129	1,111,034
Other tax lawsuits (federal, state, and municipal)	4,035,254	3,886,976
Assessment Notice and imposition of fine (AIIM) -Charge of IRRF- RFB- Business combination (year 2015) between Namisa, Congonhas Minérios (current CSN Mineração) and consortium	881,250	862,324
Assessment Notice and imposition of fine (AIIM) - SEFAZ/RJ - ICMS on purchases of intermediate products	557,286	498,002
Assessment Notice and imposition of fine (AIIM) - RFB -Disallowance of credits PIS/COFINS of inputs and freight	1,106,276	1,082,517
Social security lawsuits	187,538	233,116
Action to discuss the balance of the construction contract – Tebas	507,719	487,124
Action related to power supply payment’s charge - Light	317,883	288,390
Indemnity action due to the supply contract termination - Indumill	263,703	237,795
Enforcement action applied by Brazilian antitrust authorities (CADE)	97,882	95,833
Civil Public Action - Districts / School / Nursery relocation-CdP Dam	14,058	12,207
Other civil lawsuits	823,965	777,850
Labor and social security lawsuits	1,522,090	1,506,626
Tax foreclosures – Fine – Volta Redonda IV	102,734	94,304
ACP landfill Márcia	306,389	306,389
Other environmental lawsuits	360,956	257,965
	40,244,694	39,305,776

In the first quarter of 2021, the Group was notified of an arbitration procedure based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion and the Company has no knowledge of the bases used in the allegations presented, as well as has no knowledge of the basis for the estimates of the amount asked. As opposed, the Company understands to be a creditor in the contracts. Finally, the Company informs that has responded the arbitration

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requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 to 3 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact. The discussion involves arbitration disputes initiated by both parties.

The Company has been offering judicial guarantees (Guarantee Insurance / Letter of Guarantee) in the total and updated amount of R$4,559,335 as of September 30, 2021 (R$4,542,786 as of December 31,2020), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management’s judgment and with the Accounting Practices adopted in Brazil.

21.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMMENT OBLIGATIONS

The information related to the provisions for environmental liabilities and deactivation did not change in relation to those disclosed in the financial statements of December 31, 2020. Therefore, the Company decided not to repeat them in the condensed interim financial information as of September 30, 2021.

The balance of provisions for environmental liabilities and deactivation of assets can be shown as follows:

		Consolidated		Parent Company
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Environmental liabilities	207,813	192,830	193,447	178,638
Asset retirement obligations (1)	678,120	611,005		50,886
	885,933	803,835	193,447	229,524

(1) On January 31, 2021 The provision fot assets retirement obligation – ARO was transferred to the company CSN Cimentos S.A.

22.	RELATED-PARTY BALANCES AND TRANSACTIONS

The information related to transactions with related parties has not changed significantly in relation to the disclosed in the financial statements of December 31, 2020.

22.a)	Transactions with subsidiaries, joint ventures, associates, exclusive founds and other related parties
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•	Consolidated

		Consolidated
		09/30/2021				12/31/2020
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			3,064,244	3,064,244			3,763,603	3,763,603
Trade receivables (note 7)	(2)	28,956	93	271,540	300,589	7,686	8	113,482	121,176
Dividends (note 10)	(3)		38,086	170,586	208,672		38,088		38,088
Loans (note 10)	(4)		2,893		2,893
Other current assets (note 10)				1,824	1,824		4,413	1,829	6,242
		28,956	41,072	3,508,194	3,578,222	7,686	42,509	3,878,914	3,929,109
Noncurrent Assets
Investments	(1)			126,631	126,631			123,409	123,409
Loans (note 10)	(4)	41,352	1,074,260		1,115,612	3,375	962,675		966,050
Actuarial asset (note 10)				13,819	13,819			13,819	13,819
Other non-current assets (note 10)	(5)		808,753		808,753		664,020		664,020
		41,352	1,883,013	140,450	2,064,815	3,375	1,626,695	137,228	1,767,298
		70,308	1,924,085	3,648,644	5,643,037	11,061	1,669,204	4,016,142	5,696,407

Liabilities
Current Liabilities
Trade payables			61,923	11,455	73,378		106,946	9,455	116,401
Accounts payable (note 16)		623	27,654		28,277		23,555	2,437	25,992
Provision for consumption (note 16)			9,247		9,247		44,466		44,466
		623	98,824	11,455	110,902		174,967	11,892	186,859
Noncurrent Liabilities
Accounts payable (note 16)			64,377		64,377		78,083		78,083
Actuarial liability(note 16)				79,546	79,546			79,546	79,546
			64,377	79,546	143,923		78,083	79,546	157,629
		623	163,201	91,001	254,825		253,050	91,438	344,488

		Consolidated
		09/30/2021				09/30/2020
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
P&L
Sales		37,438	779	2,610,969	2,649,186	70,375	633	1,014,806	1,085,814
Cost and expenses		(159)	(978,445)	(55,055)	(1,033,660)	(106)	(768,204)	(70,425)	(838,735)
Financial income (expenses)
Interest (note 28)			27,796	24,039	51,835		16,659	14,888	31,547
Exchange rate variations andmonetary, net								37,030	37,030
Short-term investments				237,915	237,915			97,443	97,443
		37,279	(949,870)	2,817,868	1,905,276	70,269	(750,912)	1,093,742	413,099

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•	Parent Company

		Parent Company
		09/30/2021				12/31/2020
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Investments	(1)			3,157,039	3,157,039			3,801,985	3,801,985
Trade receivables (note 7)	(2)	1,656,044		271,240	1,927,284	835,489	8	112,222	947,719
Loans (note 10)	(4)		2,893		2,893	53,718			53,718
Dividends (note 10)	(3)	6,753	19,048	167,884	193,685	308,009	21,404		329,413
Other current assets (note 10)		49,641		1,829	51,470	3,888		1,829	5,717
		1,712,438	21,941	3,597,992	5,332,371	1,201,104	21,412	3,916,036	5,138,552
Noncurrent Assets
Investments	(1)			126,631	126,631			123,409	123,409
Loans (note 10)	(4)	263,633	981,871		1,245,504	134,892	872,785		1,007,677
Actuarial asset (note 10)								1,803	1,803
Other non-current assets (note 10)	(5)	259,281	808,752		1,068,033	236,180	664,020		900,200
		522,914	1,790,623	126,631	2,440,168	371,072	1,536,805	125,212	2,033,089
		2,235,352	1,812,564	3,724,623	7,772,539	1,572,176	1,558,217	4,041,248	7,171,641

Liabilities
Current Liabilities
Intercompany Loans (note 14)	(6)	395,859			395,859	502,590			502,590
Trade payables		460,656	19,800	10,730	491,186	1,311,358	62,698	9,299	1,383,355
Accounts payable (note 16)		99,730			99,730	102,361		2,437	104,798
Provision for consumption (note 16)		159,241	9,247		168,488	133,215	12,317		145,532
		1,115,486	29,047	10,730	1,155,263	2,049,524	75,015	11,736	2,136,275
Noncurrent Liabilities
Intercompany Loans (note 14)	(6)	9,229,712			9,229,712	14,567,024			14,567,024
Accounts payable (note 16)		148,625			148,625	222,834			222,834
Actuarial liability(note 16)				79,546	79,546			79,546	79,546
		9,378,337		79,546	9,457,883	14,789,858		79,546	14,869,404
		10,493,823	29,047	90,276	10,613,146	16,839,382	75,015	91,282	17,005,679

		Parent Company
		09/30/2021				09/30/2020
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		2,228,618		2,628,242	4,856,860	1,825,768		1,014,857	2,840,625
Cost and expenses		(3,607,736)	(315,867)	(58,498)	(3,982,101)	(1,648,659)	(274,207)	(69,443)	(1,992,309)
Financial income (expenses)
Interest (note 28)		(189,515)	34,350	22,617	(132,548)	(313,857)	24,238	14,535	(275,084)
Exclusive funds (note 28)				41,985	41,985			245	245
Short-term investments				237,915	237,915			106,803	106,803
Exchange rate variations andmonetary, net		(295,224)			(295,224)	(4,761,962)		27,670	(4,734,292)
		(1,863,857)	(281,517)	2,872,261	726,887	(4,898,710)	(249,969)	1,094,667	(4,054,012)

Consolidated and Parent Company Information:

1.	Financial investments

In consolidated refers to the investments in Usiminas shares are R$2,565,009 (R$3,305,119 in December 2020) and cash and cash equivalents with Banco Fibra totaling R$499,235 (R$458,494 in December 2020) and no current the amount R$126,631 (R$123,409 in December 2020) from Bonds with an average rate of 98% to 115% of the CDI.

In the parent company through exclusive funds’ investments in government bonds and CDBs. in the amount of R$132,737 on September 30, 2021 (R$38,517 on December 31, 2020).

2.	Trade receivable mainly refers to operations of sales of steel products of the Parent Company to affiliates and companies joint venture and joint-operation.

3.	Dividends receivable from the MRS Logística R$38,086 (R$38,088 as of December 31, 2020) in the consolidated and parent company R$19,048 (R$329,413 as of December 31, 2020) and R$170,586 from the Usiminas.

4.	Loans (Assets):

Consolidated

Short-term: refers mainly to loan agreements with Equimaq S.A. at a fixed rate of 4.0% + 100.00% of CDI of R$10.987.

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Long-term: refers mainly to loan agreements with Transnordestina Logística R$1,063,273 (R$962,675 at December 31, 2020) with an average rate of 125.0% to 130.0% of the CDI and loan agreements with Arvedi Metalfer S.A in the amount of R$41,352 with an average rate of 130.0% of the CDI

Parent company

Short-term: refers mainly to loan agreements with CBSI - Companhia Brasileira de Infraestrutura S.A. in the amount of R$15,508 as of September 30, 2021 (R$15,263 as of December 31, 2020).

Long-term: refers especially to loan agreements with Transnordestina Logística S.A. in the amount of R$954,034 and with Ferrovia Transnordestina S.A in the amount of R$128,932 as of September 30, 2021 and (R$872,785 and R$112,420 as of December 31, 2020, respectively) and loan agreements with Estanho Rondônia S.A, in the amount of R$77,842.

5.	Others (Assets): Advance for future capital increase with subsidiaries in the amount of R$808,753 with Transnordestina Logística SA (R$664,020 on December 31, 2020).

Parent company

6.	Loans (Liabilities):

Foreign currency: Intercompany contracts in the amount of R$7,654,609 (R$15,051,191 on December 31, 2020).

National coin: Intercompany contracts in the amount of R$18,749 (R$18,423 on December 31, 2020).

22.b)	Key management personal

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of September 30, 2021 and 2020.

	09/30/2021	09/30/2020
	P&L
Short-term benefits for employees and officers	41,715	27,945
Post-employment benefits	129	83
	41,844	28,028

22.c)	Guarantees

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,731,299	2,478,105	35,259	35,496	3,384	3,298	2,769,942	2,516,899
CSN Cimentos	R$	Up to 11/26/2023 and indefinite					33		33
Cia Siderurgica Nacional	R$	05/31/2025					536		536
Cia Metalurgica Prada	R$	Indefinite			197	196	244	244	441	440
CSN Energia	R$	Up to 11/26/2023 and indefinite					1,920	1,920	1,920	1,920
CSN Mineração	R$	Up to 12/21/2024	846,284	846,749					846,284	846,749
CBS	R$	06/30/2024					21		21
Estanho de Rondônia	R$	7/15/2022	771	1,154					771	1,154
Minérios Nacional S.A.	R$	Up to 09/10/2021		1,946						1,946
Total in R$			3,578,354	3,327,954	35,456	35,692	6,138	5,462	3,619,948	3,369,108

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
CSN Resources	US$	Up to 04/17/2026	1,953,942	1,525,000					1,953,942	1,525,000
CSN Cimentos	US$	Indefinite					1,025		1,025
Total in US$			4,253,942	3,825,000			1,025		4,254,967	3,825,000
Lusosider Aços Planos	EUR	Indefinite					75,000		75,000
Total in EUR							75,000		75,000
Total in R$			23,138,892	19,877,378			477,948		23,616,840	19,877,378
			26,717,246	23,205,332	35,456	35,692	484,086	5,462	27,236,788	23,246,486

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23.	SHAREHOLDERS´ EQUITY

23.a)	Paid-in capital

The fully subscribed and paid-in capital on September 30, 2021 and December 31, 2020 is the R$6,040 million and divided into 1,387,524,047 common and book-entry shares, with no par value. Each common share entitles its holder to one vote in the resolutions of the General Meetings.

23.b)Authorized	capital

The Company’s bylaws in effect on September 30, 2021 define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors.

23.c)	Legal Reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year pursuant to art. 193 of Law 6,404/76, up to a limit of 20% of the capital stock.

23.d)	Ownership structure

As of September 30, 2021, the Company’s ownership structure was as follows:

			09/30/2021			12/31/2020
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	679,522,254	48.97%	49.24%
Rio Iaco Participações S.A. (*)	45,706,242	3.29%	3.31%	58,193,503	4.19%	4.22%
NYSE (ADRs)	248,764,538	17.93%	18.02%	248,763,533	18.90%	19.00%
Other shareholders	406,121,513	29.27%	29.43%	393,635,257	27.40%	27.55%
Outstanding shares	1,380,114,547	99.47%	100.00%	1,380,114,547	99.47%	100.00%
Treasury shares	7,409,500	0.53%		7,409,500	0.53%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

23.e)	Treasury shares

As of September 30, 2021, the position of treasury shares was as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable	22,981,500	7,409,500
	06/21/2021	24,154,500	From 06/22/2021 to 12/22/2021	Not applicable	Not applicable		7,409,500

As of September 30, 2021, the position of treasury shares was as follows:

Quantity purchased (in units)	Amount paid for the shares	Share price			Share market price as of09/30/2021 (*)

		Minimum	Maximum	Average
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$ 7.86	R$ 213,245

(*) The average share price on September 30, 2021 was used in the amount of R$28.78 per share.

23.f)	Policy on investments and payment of interest on net equity and dividends

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The Company adopts a profit distribution policy which, in compliance with the provisions of Law No. 6,404/76 as amended by Law No. 9,457/97, will imply the allocation of all net income to its shareholders, provided that the following priorities are preserved, regardless of its order: (i) business strategy; (ii) compliance with obligations; (iii) making the necessary investments; and (iv) the maintenance of a good financial situation for the Company.

23.g)	Earnings per share

The earnings per share are shown below:

				Parent Company
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
	Common Shares		Common Shares
Profit / (loss) for the period	11,355,323	65,113	1,149,537	1,080,786
Weighted average number of shares	1,380,114,547	1,380,114,547	1,380,114,547	1,380,114,547
Basic and diluted earnings (loss) per share	8.22781	0.04718	0.83293	0.78311

24.	REMUNERATION TO SHAREHOLDERS

The Company's Board of Directors, in a meeting held on July 27, 2021, approved the distribution of dividends to shareholders on account of profits recorded in the balance sheet on June 30, 2021, in the amount of R$1,750,000, corresponding to R$1.26801069070972 per share.

25.	NET REVENUE FROM SALES

Net sales revenue is as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Gross revenue
Domestic market	22,687,744	11,336,697	7,675,068	4,690,962
Foreign market	20,058,561	11,711,782	4,319,001	5,156,272
	42,746,305	23,048,479	11,994,069	9,847,234
Deductions
Sales returns, discounts and rebates	(121,492)	(230,264)	(55,226)	(78,807)
Taxes on sales	(5,073,739)	(2,548,296)	(1,692,670)	(1,053,844)
	(5,195,231)	(2,778,560)	(1,747,896)	(1,132,651)
Net revenue	37,551,074	20,269,919	10,246,173	8,714,583

				Parent Company
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Gross revenue
Domestic market	20,834,681	10,921,810	6,937,778	4,521,919
Foreign market	2,286,231	1,513,596	1,425,822	518,052
	23,120,912	12,435,406	8,363,600	5,039,971
Deductions
Sales returns, discounts and rebates	(209,860)	(217,330)	(43,081)	(75,012)
Taxes on sales	(4,386,460)	(2,338,259)	(1,447,225)	(966,462)
	(4,596,320)	(2,555,589)	(1,490,306)	(1,041,474)
Net revenue	18,524,592	9,879,817	6,873,294	3,998,497

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26.	EXPENSES BY NATURE

				Consolidated
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Raw materials and inputs	(7,760,865)	(5,080,043)	(2,319,930)	(1,944,512)
Outsourcing material	(3,743,717)	(1,682,797)	(1,134,933)	(634,711)
Labor cost	(1,978,782)	(1,952,010)	(628,903)	(670,252)
Supplies	(1,563,729)	(1,433,895)	(486,692)	(542,021)
Maintenance cost (services and materials)	(881,843)	(730,194)	(297,080)	(286,486)
Outsourcing services	(1,484,657)	(1,325,673)	(508,481)	(483,787)
Freight	(171,619)	(151,166)	(50,915)	(50,275)
Distribution freight	(1,162,010)	(982,089)	(422,152)	(414,499)
Depreciation, amortization and depletion	(1,491,507)	(1,303,389)	(533,346)	(460,626)
Others	(1,137,820)	(655,639)	(321,558)	(377,075)
	(21,376,549)	(15,296,895)	(6,703,990)	(5,864,244)
Classified as:
Cost of sales	(19,231,398)	(13,528,898)	(5,941,522)	(5,133,126)
Selling expenses	(1,706,395)	(1,398,316)	(603,615)	(606,938)
General and administrative expenses	(438,756)	(369,681)	(158,853)	(124,180)
	(21,376,549)	(15,296,895)	(6,703,990)	(5,864,244)

				Parent Company
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Raw materials and inputs	(8,430,603)	(5,030,429)	(3,035,040)	(1,966,803)
Labor cost	(854,213)	(1,026,590)	(252,837)	(389,227)
Supplies	(1,143,419)	(1,157,139)	(393,294)	(442,103)
Maintenance cost (services and materials)	(432,122)	(383,749)	(142,102)	(153,497)
Outsourcing services	(588,290)	(685,872)	(193,152)	(266,363)
Freight	(22,059)	(28,168)	(9,254)	(8,774)
Distribution freight	(328,717)	(265,010)	(135,139)	(98,895)
Depreciation, amortization and depletion	(632,406)	(640,495)	(221,572)	(218,669)
Others	(167,273)	(137,747)	(58,448)	(71,747)
	(12,599,102)	(9,355,199)	(4,440,838)	(3,616,078)
Classified as:
Cost of sales	(11,910,176)	(8,689,585)	(4,176,175)	(3,387,750)
Selling expenses	(517,200)	(501,592)	(210,412)	(175,430)
General and administrative expenses	(171,726)	(164,022)	(54,251)	(52,898)
	(12,599,102)	(9,355,199)	(4,440,838)	(3,616,078)

The depreciation, amortization and depletion additions for the period were distributed as follows.

				Consolidated
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Production costs (1)	(1,463,535)	(1,266,785)	(524,251)	(447,959)
Selling expenses	(8,063)	(10,201)	(2,331)	(3,309)
General and administrative expenses	(19,909)	(26,403)	(6,764)	(9,358)
	(1,491,507)	(1,303,389)	(533,346)	(460,626)
Other operational (2)	(74,315)	(69,168)	(22,971)	(24,736)
	(1,565,822)	(1,372,557)	(556,317)	(485,362)

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				Parent Company
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Production costs (1)	(617,557)	(621,169)	(216,593)	(212,193)
Selling expenses	(4,987)	(8,563)	(1,570)	(2,768)
General and administrative expenses	(9,862)	(10,763)	(3,409)	(3,708)
	(632,406)	(640,495)	(221,572)	(218,669)
Other operational	(4,896)	(8,499)	(1,480)	(4,163)
	(637,302)	(648,994)	(223,052)	(222,832)

(2)	- The cost of production includes PIS and COFINS credits on lease agreements on September 30, 2021, in the amount of R$4,071 (R$3,876 on September 30,2020) in the consolidated and R$535 (R$1,444 on September 30, 2020) in the parent company.

(3)	They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT Client Portfolio, see note 28.

27.	OTHER OPERATING INCOME AND EXPENSES

				Consolidated
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Other operating income
Receivables by indemnity (1)	5,127	242,402	3,411	2,540
Rentals and leases	9,364	6,577	2,758	1,796
Dividends received	15,409	2,969	15,409	10
PIS, COFINS and INSS to compensate (2)		120,452
Contractual fines	1,235	4,285	330	778
Updated shares – Fair value through profit or loss (Note 15)	124,542	2,871	(35,558)	(1,467)
Net gain in shares sale (note 11 d)	2,472,497
Other revenues	76,945	52,950	22,572	21,892
	2,705,119	432,506	8,922	25,549
	-	-	-	-
Other operating expenses
Taxes and fees	(55,830)	(39,955)	(14,116)	(5,336)
Expenses with environmental liabilities, net	(6,654)	(25,342)	(5,994)	(4,631)
Write-off/(Provision) of judicial lawsuits	14,011	(23,093)	6,712	(21,795)
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 26)	(74,315)	(69,168)	(22,971)	(24,736)
Write- off of PPE, intagible assests and investment property (notes 12 and 13)	(43,172)	(4,716)	(730)	(2,386)
Estimated (Loss)/reversal in inventories	(140,054)	(158,488)	(46,236)	(43,364)
Idleness in stocks and paralyzed equipment (4)	(30,979)	(291,038)	(30,979)	(31,822)
Studies and project engineering expenses	(46,424)	(15,014)	(14,574)	(5,394)
Research and development expenses	(253)	(531)	(93)	(179)
Healthcare plan expenses	(81,017)	(76,112)	(16,805)	(19,883)
Cash flow hedge accounting realized (note 15) (5)	(345,200)	(1,646,347)	244,528	(506,666)
Other expenses	(268,307)	(256,599)	(65,473)	(76,225)
	(1,078,194)	(2,606,403)	33,269	(742,417)
Other operating income (expenses), net	1,626,925	(2,173,897)	42,191	(716,868)

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				Parent Company
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Other operating income
Receivables by indemnity (1)	4,711	241,221	3,001	1,615
Rentals and leases	9,022	6,261	2,643	1,687
Dividends received	15,407	2,658	15,407	11
PIS, COFINS and INSS to compensate (2)		97,154
Contractual fines	517	2,580	55	209
Updated shares – Fair value through profit or loss (Note 15)	124,542	2,871	(35,558)	(1,467)
Net gain in shares sale (note 11 d) (3)	2,472,497
Other revenues	23,954	26,032		11,895
	2,650,650	378,777	(14,452)	13,950

Other operating expenses
Taxes and fees	(44,013)	(29,177)	(7,658)	(979)
Expenses with environmental liabilities, net	(6,218)	(3,164)	(5,728)	(4,108)
Write-off/(Provision) of judicial lawsuits	24,892	(20,015)	13,267	(11,325)
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 26)	(4,896)	(8,499)	(1,480)	(4,163)
Write- off of PPE, intagible assests and investment property (notes 12 and 13)	(17,073)	(1,476)		(1,021)
Estimated (Loss)/reversal in inventories	(61,576)	(62,140)	(15,547)	(23,353)
Idleness in stocks and paralyzed equipment (4)	(10,057)	(74,970)	(10,057)	(26,872)
Studies and project engineering expenses	(14,117)	(10,556)	(5,858)	(3,193)
Research and development expenses	(253)	(531)	(93)	(179)
Healthcare plan expenses	(80,437)	(75,728)	(16,690)	(19,764)
Cash flow hedge accounting realized (note 15) (5)	(317,472)	(1,481,672)	(65,222)	(341,991)
Other expenses	(189,766)	(217,473)	(51,122)	(60,510)
	(720,986)	(1,985,401)	(166,188)	(497,458)
Other operating income (expenses), net	1,929,664	(1,606,624)	(180,640)	(483,508)

1.	In 2020, the Company received, after a judicial decision, R$84,435 in indemnity, of which R$58,785 for rent in arrears arising from one of its investment properties and R$25,650 referring to a lawsuit for collection of insurance for material damage caused by the contractor in the construction of the long steel plant.

2.	In 2020, consist of the recovery of INSS credit on benefits granted to employees that should not be considered in the contribution calculation basis

3.	Refers to the public offering of shares of CSN Mineração S.A. (see note 11.d).

4.	In 2020 refers to the idle capacity arisen from production volumes lower than normal it was generated from the refurbishment of the blast furnace No.3 and in the iron ore mining operation due to delays in the release of environmental licenses, which postponed the start of new ore mining fronts, as well as new dry tailing processes still in ramp-up stage.

5.	These are the effects of the Exchange cash flow hedge (R$317,472) and cash flow hedge of the Platts index (R$27,728), totaling in the Consolidated (R$345,200) and (R$317,472) in the Parent Company in the September 30,2021. And as of September 30, 2020, the effects of the Foreign Exchange Cash Flow Hedge and Cash Flow Hedge of the Platts index were (R$1,481,672) and (R$164,675), respectively, totaling (R$1,646,347) in the Consolidated and (R$1,481,672) in the Parent Company, see note 15.
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28.	FINANCIAL INCOME (EXPENSES)

				Consolidated
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Financial income
Related parties (Note 22 a)	60,888	41,753	30,021	11,014
Income from financial investments	194,000	40,145	88,712	10,088
Updated shares – Fair value through profit or loss (Note 15 II)	567,247	97,443	(594,012)	97,443
Other income	257,275	476,949	177,349	15,944
	1,079,410	656,290	(297,930)	134,489
Financial expenses
Borrowings and financing - foreign currency (note 14)	(1,306,019)	(1,187,375)	(495,577)	(410,519)
Borrowings and financing - local currency (note 14)	(293,571)	(331,130)	(138,652)	(77,678)
Related parties(note 14)	(9,053)	(10,206)	(3,018)	(10,206)
Lease liabilities	(42,891)	(36,738)	(15,552)	(12,389)
Capitalised interest (notes 12 and 31)	60,996	68,945	24,163	21,650
Interest and fines	(140,482)	(120,848)	(77,433)	(70,301)
(-) Adjustment present value of trade payables	(185,795)		(69,715)
Commission, bank fees, Guarantee and bank fees	(117,426)	(119,555)	(40,045)	(36,880)
PIS/COFINS over financial income	(66,139)	(35,432)	(30,340)	(4,328)
Updated shares – Fair value through profit or loss (Note 15 II)				439,702
Other financial expenses	(324,538)	(233,772)	(47,209)	(59,838)
	(2,424,918)	(2,006,111)	(893,378)	(220,787)
Others financial items, net
Foreign exchange and monetary variation, net	(155,870)	413,068	299,837	(55,710)
Gains and (losses) on exchange derivatives (*)	17,394	(135,577)	(51,955)	(14,041)
	(138,476)	277,491	247,882	(69,751)
	(2,563,394)	(1,728,620)	(645,496)	(290,538)

Financial income (expenses), net	(1,483,984)	(1,072,330)	(943,426)	(156,049)

(*) Statement of gains and (losses) on derivative transactions (note 15)
Dollar - to - real NDF	37,322
Exchange rate swap Dollar x Euro	19,638	(1,316)	6,205	(1,547)
Exchange rate swap GBP x Euro		(602)
Interest rate swap CDI x IPCA	(32,415)		(32,415)
Exchange rate swap CDI x Dollar	(7,151)	(133,659)	(25,745)	(12,494)
	17,394	(135,577)	(51,955)	(14,041)

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				Parent Company
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Financial income
Related parties (note 22)	106,576	44,743	35,463	12,516
Income from financial investments	93,111	26,291	22,987	6,680
Updated shares – Fair value through profit or loss (Note 15 II)	567,247	97,443	(594,012)	97,443
Other income	247,816	467,159	174,209	13,311
	1,014,750	635,636	(361,353)	129,950
Financial expenses
Borrowings and financing - foreign currency (note 14)	(90,677)	(182,679)	(31,129)	(59,907)
Borrowings and financing - local currency (note 14)	(254,644)	(291,637)	(116,003)	(68,329)
Related parties (notes 14 and 22)	(197,139)	(319,582)	(22,152)	(107,765)
Lease liabilities	(1,510)	(2,341)	(407)	(619)
Capitalised interest (notes 12 and 31)	18,007	22,094	4,090	7,237
Interest and fines	(78,635)	(88,223)	(40,510)	(48,882)
(-) Adjustment present value of trade payables	(136,763)		(50,132)
Commission, bank fees, Guarantee and bank fees	(96,236)	(104,668)	(32,165)	(31,624)
PIS/COFINS over financial income	(30,900)	(25,423)	(1,836)	(635)
Updated shares – Fair value through profit or loss (Note 15 II)				439,702
Other financial expenses	(120,087)	(60,511)	(19,686)	(13,867)
	(988,584)	(1,052,970)	(309,930)	115,311
Others financial items, net
Foreign exchange and monetary variation, net	283,350	1,228,004	461,145	23,531
Gains and (losses) on exchange derivatives (*)	(7,151)	(133,659)	(25,745)	(12,494)
	276,199	1,094,345	435,400	11,037

Financial income (expenses), net	302,365	677,011	(235,883)	256,298

(*) Statement of gains and (losses) on derivative transactions (note 15)
Exchange rate swap CDI x Dollar	(7,151)	(133,659)	(25,745)	(12,494)
	(7,151)	(133,659)	(25,745)	(12,494)

29.	SEGMENT INFORMATION

The financial information related to the business segments did not change in relation was disclosed in the Company's financial statements on December 31, 2020. Therefore, Management decided not to repeat it in this condensed interim financial information.

•	Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the joint ventures as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the "Corporate expenses/elimination" column.

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	Nine months ended
								09/30/2021
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	16,434,208	2,666,413	225,332	1,395,521	175,986	1,007,460	(4,127,453)	17,777,467
Foreign market	6,009,455	12,975,586					788,566	19,773,607
Cost of sales and services (note 26)	(14,985,211)	(6,037,086)	(160,353)	(923,770)	(107,292)	(624,073)	3,606,387	(19,231,398)
Gross profit	7,458,452	9,604,913	64,979	471,751	68,694	383,387	267,500	18,319,676
General and administrative expenses (note 26)	(834,843)	(265,122)	(26,196)	(92,653)	(23,616)	(118,544)	(784,177)	(2,145,151)
Other operating (income) expenses, net (note 27)	(406,069)	(208,629)	(1,736)	44,147	(1,420)	(39,288)	2,239,920	1,626,925
Equity in results of affiliated companies (note 11)							163,555	163,555
Operating result before Financial Income and Taxes	6,217,540	9,131,162	37,047	423,245	43,658	225,555	1,886,798	17,965,005

Sales by geographic area
Asia		10,506,640					788,566	11,295,206
North America	1,214,905							1,214,905
Latin America	402,472							402,472
Europe	4,392,078	2,468,946						6,861,024
Foreign market	6,009,455	12,975,586					788,566	19,773,607
Domestic market	16,434,208	2,666,413	225,332	1,395,521	175,986	1,007,460	(4,127,453)	17,777,467
Total	22,443,663	15,641,999	225,332	1,395,521	175,986	1,007,460	(3,338,887)	37,551,074

	Three months ended
								09/30/2021
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	5,508,200	970,763	69,794	508,208	66,298	387,259	(1,490,651)	6,019,871
Foreign market	2,118,450	1,832,952					274,900	4,226,302
Cost of sales and services	(4,735,813)	(1,883,465)	(52,853)	(325,187)	(37,724)	(228,718)	1,322,238	(5,941,522)
Gross profit	2,890,837	920,250	16,941	183,021	28,574	158,541	106,487	4,304,651
General and administrative expenses	(302,141)	(69,738)	(6,562)	(33,513)	(8,573)	(60,648)	(281,293)	(762,468)
Other operating (income) expenses, net (note 27)	(97,136)	249,074	1,022	55,487	(480)	(14,385)	(151,391)	42,191
Equity in results of affiliated companies (note 11)							94,989	94,989
Operating result before Financial Income and Taxes	2,491,560	1,099,586	11,401	204,995	19,521	83,508	(231,208)	3,679,363

Sales by geographic area
Asia		848,061					274,900	1,122,961
North America	502,258							502,258
Latin America	126,789							126,789
Europe	1,489,403	984,891						2,474,294
Foreign market	2,118,450	1,832,952					274,900	4,226,302
Domestic market	5,508,200	970,763	69,794	508,208	66,298	387,259	(1,490,651)	6,019,871
Total	7,626,650	2,803,715	69,794	508,208	66,298	387,259	(1,215,751)	10,246,173

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	Nine months ended
								09/30/2020
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	7,934,124	1,038,302	206,994	1,081,890	119,825	576,713	(2,236,519)	8,721,329
Foreign market	3,617,704	7,156,544					774,342	11,548,590
Cost of sales and services (note 26)	(10,368,800)	(3,480,674)	(138,641)	(803,803)	(96,441)	(475,567)	1,835,028	(13,528,898)
Gross profit	1,183,028	4,714,172	68,353	278,087	23,384	101,146	372,851	6,741,021
General and administrative expenses (note 26)	(673,351)	(134,081)	(27,454)	(82,456)	(22,697)	(64,508)	(763,450)	(1,767,997)
Other operating (income) expenses, net (note 27)	(248,771)	(482,972)	(4,362)	(15,644)	(1,126)	(29,236)	(1,391,786)	(2,173,897)
Equity in results of affiliated companies (note 11)							9,216	9,216
Operating result before Financial Income and Taxes	260,906	4,097,119	36,537	179,987	(439)	7,402	(1,773,169)	2,808,343

Sales by geographic area
Asia		4,798,450					774,342	5,572,792
North America	787,962							787,962
Latin America	171,176							171,176
Europe	2,654,220	2,358,094						5,012,314
Others	4,346							4,346
Foreign market	3,617,704	7,156,544					774,342	11,548,590
Domestic market	7,934,124	1,038,302	206,994	1,081,890	119,825	576,713	(2,236,519)	8,721,329
Total	11,551,828	8,194,846	206,994	1,081,890	119,825	576,713	(1,462,177)	20,269,919

	Three months ended
								09/30/2020
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	3,299,219	429,353	57,822	417,567	40,051	258,819	(877,506)	3,625,325
Foreign market	1,270,971	3,431,678					386,609	5,089,258
Cost of sales and services	(4,022,102)	(1,290,579)	(38,032)	(273,156)	(34,005)	(169,611)	694,359	(5,133,126)
Gross profit	548,088	2,570,452	19,790	144,411	6,046	89,208	203,462	3,581,457
General and administrative expenses	(231,187)	(43,765)	(8,747)	(29,391)	(7,612)	(20,706)	(389,710)	(731,118)
Other operating (income) expenses, net (note 27)	(142,012)	(211,874)	(1,521)	(3,805)	(395)	(17,775)	(339,486)	(716,868)
Equity in results of affiliated companies (note 11)							25,970	25,970
Operating result before Financial Income and Taxes	174,889	2,314,813	9,522	111,215	(1,961)	50,727	(499,764)	2,159,441

Sales by geographic area
Asia		2,407,085					386,609	2,793,694
North America	290,529							290,529
Latin America	91,730							91,730
Europe	887,375	1,024,593						1,911,968
Others	1,337							1,337
Foreign market	1,270,971	3,431,678					386,609	5,089,258
Domestic market	3,299,219	429,353	57,822	417,567	40,051	258,819	(877,506)	3,625,325
Total	4,570,190	3,861,031	57,822	417,567	40,051	258,819	(490,897)	8,714,583

30.	INSURANCE

In order to adequately mitigate risks and in view of the nature of its operations, the Company and its Subsidiaries contract several different types of insurance policy. The policies are taken out in line with the Risk Management policy and are similar to the insurance taken out by other companies in the same industry in which CSN and its subsidiaries operate. The coverage of these policies includes: National Transport, International Transport, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Administrators Liability Insurance), General Liability, Engineering Risks, Named Risks, Export Credit, Insurance Warranty and Civil Liability Port Operator.

In 2021, after negotiations with insurers and reinsurers in Brazil and abroad, an Operational Risk Insurance Policy for Property Damage and Business Interruption was issued, effective from June 30, 2021 to June 30, 2022. Under the policy, the Maximum Indemnity Limit is US$ 600 million and the deductible is US $ 385 million for material damages and 45 days for loss of profits, covering the following units and subsidiaries of the Company: Usina Presidente Vargas, CSN Mineração SA and Sepetiba Tecon.

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The risk assumptions adopted, given their nature, are not part of the scope of an audit of the financial statements, and consequently were not examined by our independent auditors.

31.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table presents additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Income tax and social contribution paid	1,943,877	318,606
Addition to PP&E with interest capitalization (notes 12 and 28)	60,996	68,945	18,007	22,094
Remeasurement and addition – Right of use (note 12 i)	145,845	70,381	(760)	8,806
Addition to PP&E without adding cash	69,789	60,075
Capitalization in subsidiaries without cash		95,215		148,732
Addition to investment property without cash effect		61,597		61,597
	2,220,507	674,819	17,247	241,229

32.	COMPREHENSIVE INCOME STATEMENT

				Consolidated
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Profit/(Loss) for the period	12,534,625	395,786	1,324,652	1,261,595

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	87	97	32	34
	87	97	32	34

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(18,060)	649,335	174,408	135,882
(Loss)/gain on the percentage change in investments		6,243		1,631
(Loss)/gain on hedge of net investment in foreign operations.		1,469
(Loss)/gain cash flow hedge, net of taxes	(302,649)	(7,499,721)	(998,799)	(834,789)
Cash flow hedge reclassified to income upon realization, net of taxes	317,472	1,590,357	65,222	450,676
Cash flow hedge accounting - "Platts" reclassified to income upon realization, net of taxes	18,300		(204,435)
(Loss)/gain cash flow hedge accounting–“Platts”	(17,755)		177,858
Treasury shares acquired by subsidiary	(180,819)		(180,819)
	(183,511)	(5,252,317)	(966,565)	(246,600)

	(183,424)	(5,252,220)	(966,533)	(246,566)

Comprehensive income for the year	12,351,201	(4,856,434)	358,119	1,015,029

Attributable to:
Controlling shareholders	11,211,161	(5,177,817)	228,122	843,512
Earnings attributable to the non-controlling interests	1,140,040	321,383	129,997	171,517
	12,351,201	(4,856,434)	358,119	1,015,029

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				Parent Company
	Nine months ended		Three months ended
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Profit/(Loss) for the period	11,355,323	65,113	1,149,537	1,080,786

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	77	89	28	28
	77	89	28	28

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(18,060)	649,335	174,408	135,882
(Loss)/gain on the percentage change in investments		6,243		1,631
(Loss)/ gain in cash flow hedge from investments in subsidiaries		1,469
(Loss)/gain cash flow hedge, net of taxes	(302,649)	(7,316,513)	(998,799)	(651,581)
Cash flow hedge reclassified to income upon realization, net of taxes	317,472	1,481,672	65,222	341,991
(Loss)/gain cash flow hedge accounting–“Platts”in subsidiaries, net of taxes	477		(20,795)
Cash flow hedge accounting - "Platts" reclassified to income upon realization, net of taxes		(65,225)		(65,225)
Treasury shares acquired by subsidiary - reflex	(141,479)		(141,479)
	(144,239)	(5,243,019)	(921,443)	(237,302)

	(144,162)	(5,242,930)	(921,415)	(237,274)

Comprehensive income for the year	11,211,161	(5,177,817)	228,122	843,512

33.	SUBSEQUENT EVENTS

Parent company

•	-Debentures Issue

On October 19, 2021, the Company approved its eleventh issue of simple debentures, not convertible into shares, unsecured, in a single series, in the total amount of R$1.5 billion, which will be subject to a public offering with restricted placement efforts. The maturity of the Debentures will be seven years as of the issue date, with equal maturities in the 6th and 7th year. The total amount of the issue will bear interest corresponding to CDI + 1.65% p.a.

Consolidated

•	-Repurchase of shares

During the month of October 2021, the subsidiary CSN Mineração S.A. repurchased 22,748,800 common shares, with an average price of R$6.3498 per share, in the total amount of R$144,451, within the share buyback program approved on March 24, 2021.

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Independent Auditor’s Report on the Financial Information

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

To the Shareholders, Directors and Management of

Companhia Siderúrgica Nacional

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), included in the Interim Financial Information Form (ITR) for the quarter ended September 30, 2021, which comprises the balance sheet as of September 30, 2021 and the related statement of profit and loss and statement of comprehensive income (loss) for the three and nine-month periods then ended, and the changes in equity and statement of cash flows for the nine-month period then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Technical Pronouncement NBC TG 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 11.f) to the interim financial information, which describes the percentage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in note 11.f) to the interim financial information, indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern. Our conclusion is not qualified regarding this matter.

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Other matters

Interim statement of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of nine months ended September 30, 2021, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, November 03, 2021

Nelson Fernandes Barreto Filho

Assurance Partner

Grant Thornton Auditores Independentes

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Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended September 30, 2021.

São Paulo, Nov 3th, 2021.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Eduardo Guardiano Leme Gotilla

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

____________________________________________

Milton Picinini Filho

Executive Officer

____________________________________________

Stephan Heinz Josef Victor Weber

Executive Officer

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Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended September 30, 2021.

São Paulo, Nov 3th, 2021.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Eduardo Guardiano Leme Gotilla

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

____________________________________________

Milton Picinini Filho

Executive Officer

____________________________________________

Stephan Heinz Josef Victor Weber

Executive Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 20, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.